Filed Pursuant to Rule 424(b)(2)
Registration No. 333-203537

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.25 per share	165,000,000(1)	$5.00	$825,000,000	$95,865(2)

(1)	Includes 15,000,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus supplement

(To Prospectus dated April 20, 2015)

Frontier Communications Corporation

$750,000,000

Shares of Common Stock

We are offering 150,000,000 shares (the “firm shares”) of our common stock, par value $0.25 per share (our “common stock”). We will receive all of the net proceeds from this offering.

Concurrently with this offering, we are offering 17,500,000 shares of our 11.125% mandatory convertible preferred stock, par value $0.01 per share (our “mandatory convertible preferred stock”) in a $1,750,000,000 offering (the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of this prospectus supplement. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering.

We intend to use the proceeds of this offering, together with the proceeds of the concurrent offering, to finance a portion of the cash consideration payable in connection with the Verizon Transaction (as defined herein) and to pay related fees and expenses. The closing of this offering and the concurrent offering are not conditioned on each other or on the closing of the Verizon Transaction which, if completed, will occur subsequent to the closing of this offering. See “Summary—The Verizon Transaction” and “Use of proceeds.”

Our common stock is listed on the NASDAQ Global Select Market ( the “NASDAQ”) under the symbol “FTR.” On June 4, 2015, the last reported sale price of our common stock on the NASDAQ was $5.00 per share.

Investing in our common stock involves risks. See “Supplemental risk factors” beginning on page S-15 of this prospectus supplement as well as the risks described in Part I, Item 1A “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2014.

	Per Share	Total

Public offering price	$5.00	$750,000,000(1)

Underwriting discounts and commissions	$0.15	$22,500,000(1)

Proceeds, before expenses, to us	$4.85	$727,500,000(1)
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares described below.

We have granted the underwriters an option exercisable within a 30-day period beginning on, and including, the date of this prospectus supplement, to purchase up to 15,000,000 additional shares of our common stock (the “additional shares” and, together with the firm shares, the “shares”) from us at the public offering price, less the underwriting discounts and commissions. See “Underwriting.”

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these shares or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about June 10, 2015.

Joint book-running managers

J.P. Morgan	BofA Merrill Lynch	Citigroup

Co-managers

Barclays	Credit Suisse		Morgan Stanley

Mizuho Securities	Deutsche Bank Securities	Goldman, Sachs & Co.	UBS Investment Bank

The date of this prospectus supplement is June 4, 2015

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About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes certain matters relating to us and the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, dated April 20, 2015, gives more general information about us and the securities we may offer from time to time under our shelf registration statement, some of which may not apply to this offering and some of which is superseded by the information in this prospectus supplement. If the description of this offering or the securities offered hereby in the accompanying prospectus is different from the description in this prospectus supplement, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus in their entirety, including the additional information described under “Where you can find more information” and “Incorporation of certain documents by reference” in this prospectus supplement, before deciding whether to invest in the securities offered by this prospectus supplement.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of the securities offered by this prospectus supplement.

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement or the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important that you read and consider all of the information contained in or incorporated by reference into this prospectus supplement and the information contained in the accompanying prospectus in making your investment decision.

As used in this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Frontier” and the “Company” refer to Frontier Communications Corporation and its subsidiaries.

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Cautionary note regarding forward-looking statements

Information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus contains forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target” and similar expressions are intended to identify forward-looking statements.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•

risks related to the pending Verizon Transaction, including our ability to complete the Verizon Transaction, our ability to successfully integrate operations, our ability to realize anticipated cost savings, sufficiency of the assets to be acquired from Verizon (as defined herein), our ability to migrate Verizon’s operations from Verizon owned and operated systems and processes to our owned and operated systems and processes successfully, failure to enter into or obtain, or delays in entering into or obtaining, certain agreements and consents necessary to operate the acquired business as planned, failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the acquisition, and increased expenses incurred due to activities related to the Verizon Transaction;

•

the ability of the Commitment Parties (as defined herein) that have provided the 8/10 Year Bridge Facility and 18 Month Bridge Facility (each as defined herein) to meet their obligations thereunder in the event we are required to draw on such bridge financing;

•

our ability to raise, on terms reasonable and acceptable to us, all or a portion of the financing to replace our 8/10 Year Bridge Facility and 18 Month Bridge Facility with debt and equity financing to complete the Verizon Transaction prior to the closing of such transaction, which, if the Verizon Transaction is ultimately not consummated or is delayed, could require us to pay significant interest expense, dividends and other costs in connection with the financing without achieving the expected benefits of the Verizon Transaction;

•	risks related to the recently-concluded Connecticut Acquisition (as defined herein), including our ability to fully realize expected cost synergies;

•	our ability to meet our debt and debt service obligations;

•	competition from cable, wireless and other wireline carriers and the risk that we will not respond on a timely or profitable basis;

•

our ability to successfully adjust to changes in the communications industry, including the effects of technological changes and competition on our capital expenditures, products and service offerings;

•	reductions in revenue from our voice customers that we cannot offset with increases in revenue from broadband and video subscribers and sales of other products and services;

•	our ability to maintain relationships with customers, employees or suppliers;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks;

•	continued reductions in switched access revenues as a result of regulation, competition or technology substitutions;

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•	the effects of changes in the availability of federal and state universal service funding or other subsidies to us and our competitors;

•	our ability to effectively manage service quality in our territories and meet mandated service quality metrics;

•	our ability to successfully introduce new product offerings;

•	the effects of changes in accounting policies or practices, including potential future impairment charges with respect to our intangible assets;

•

our ability to effectively manage our operations, operating expenses, capital expenditures, debt service requirements and cash paid for income taxes and liquidity, which may affect payment of dividends on our common stock;

•	the effects of changes in both general and local economic conditions on the markets that we serve;

•	the effects of increased medical expenses and pension and postemployment expenses;

•	the effects of changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments;

•	our ability to successfully renegotiate union contracts;

•

changes in pension plan assumptions, interest rates, regulatory rules and/or the value of our pension plan assets which could require us to make increased contributions to the pension plan in 2015 and beyond;

•

adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the ability, or increase the cost, of financing to us;

•	the effects of state regulatory cash management practices that could limit our ability to transfer cash among our subsidiaries or dividend funds up to the parent company;

•	the effects of severe weather events or other natural or man-made disasters, which may increase our operating expenses or adversely impact customer revenue; and

•	the impact of potential information technology or data security breaches or other disruptions.

Any of the foregoing events, or other events, could cause financial information to vary from management’s forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should consider these important factors, as well as the risk factors set forth in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to the offering filed by us with the SEC and in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), parts of which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in evaluating any statement made in or incorporated by reference in this prospectus supplement and the accompanying prospectus. For the foregoing reasons, we caution you against relying on any forward-looking statements. We undertake no obligation to update or revise these forward-looking statements, except as required by law.

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Summary

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. Before making an investment decision, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section entitled “Supplemental risk factors” in this prospectus supplement and “Part I, Item 1A—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 (as such risk factors may be updated from time to time in our public filings).

Our company

We are the fourth largest incumbent local exchange carrier (“ILEC”) in the United States, with 3.5 million customers across 28 states and approximately 17,800 employees. Our products and services include wireline voice, data and video for 3.2 million residential customers and approximately 300,000 business customers. We have transformed from a smaller rural provider of telephone services into a provider of communications and entertainment services that is diversified across rural, suburban and metropolitan markets. We generated revenues of approximately $4.8 billion for the year ended December 31, 2014 and approximately $1.4 billion for the three months ended March 31, 2015.

Following the consummation of the Verizon Transaction, we will operate in 29 states, passing approximately 14.6 million households, with approximately 4.6 million broadband connections, 1.8 million video connections and 7.2 million total customers. Moreover, our fiber/U-verse services will be available to more than 30% of the homes we pass. Pro forma for the Verizon Transaction and the Connecticut Acquisition, which was consummated on October 24, 2014, our total revenues for the year ended December 31, 2014 would have been approximately $11.5 billion, approximately double our standalone operations, before giving effect to the Connecticut Acquisition and the Verizon Transaction.

We offer a broad portfolio of high-quality communications services, including voice services, Internet access, broadband-enabled services, and video services for residential and business customers in each of our markets. We offer these services both on a standalone basis and as bundled packages that are designed to simplify customer purchasing decisions and to provide the customer with attractive pricing. We have skilled technicians and supervisors staffed in our local markets. Our call center operations and field technicians are staffed with 100% U.S.-based employees.

Our mission is to be the leader in providing communications services to residential and business customers in our markets. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We believe that our local engagement structure enables us to adapt our offerings and marketing to the needs of local markets and that our 100% U.S.– based workforce and innovative product positioning will continue to differentiate us from our competitors in the markets in which we compete.

The Verizon Transaction

On February 5, 2015, we entered into a Securities Purchase Agreement (the “Verizon Purchase Agreement”) with Verizon Communications Inc. (“Verizon”) to acquire, among other things, Verizon’s wireline business and statewide fiber networks that provide services to residential, commercial and wholesale customers in California, Texas and Florida, along with certain of Verizon’s FiOS customers in those states (the “Verizon

Transaction”) for a purchase price of $10.54 billion in cash and assumed debt, subject to certain adjustments specified in the Verizon Purchase Agreement. Pursuant to the Verizon Purchase Agreement, we will acquire all of the issued and outstanding limited liability company interests of a limited liability company to be formed by Verizon (“Newco”), which will hold the outstanding limited liability company interests and capital stock of Verizon Florida LLC, GTE Southwest Incorporated and Verizon California Inc. (collectively with Newco, the “Verizon Transferred Companies”). Prior to the closing under the Verizon Purchase Agreement, (i) Verizon will transfer to the Verizon Transferred Companies certain assets and cause the Verizon Transferred Companies to assume certain liabilities relating to the business to be acquired and (ii) the Verizon Transferred Companies will transfer to Verizon certain assets, and Verizon will assume certain liabilities of the Verizon Transferred Companies, to be retained by Verizon following the closing (the Verizon Transferred Companies, taking into account such transactions, being referred to as the Verizon Separate Telephone Operations or “VSTO”).

The Verizon assets complement our existing platform and position us well strategically. We believe that these assets offer attractive demographics because the operations we are acquiring from Verizon are in the three most populated states in the United States (California, Florida, and Texas) and they also have economic growth that is above the U.S. average. The network assets are high quality, with high fiber penetration—approximately 54% of the footprint is FiOS-enabled—allowing us to offer customers market-leading broadband speeds and very high-quality video products. The acquisition of the Verizon properties is aligned with our strategic focus on broadband as it will increase our broadband base by 2.2 million customers. We also anticipate potential for incremental growth with business customers, which we will pursue with carrier Ethernet products we have made available to business and other carrier customers within our existing footprint. We also anticipate there will be an opportunity to sell Frontier Secure, our security/technical support/identity protection suite, into customers within these new regions.

The VSTO generated operating revenues of approximately $5.8 billion and net loss of approximately $32 million for the fiscal year ended December 31, 2014, and operating revenues of approximately $1.4 billion and net income of approximately $88 million for the three months ended March 31, 2015. We would have generated, on a pro forma basis after giving effect to the Verizon Transaction and the Connecticut Acquisition, which was consummated on October 24, 2014, revenues of approximately $11.5 billion and net loss of approximately $126 million for the fiscal year ended December 31, 2014, and revenues of approximately $2.8 billion and net loss of approximately $96 million for the three months ended March 31, 2015. As of March 31, 2015, the VSTO had approximately 3.6 million voice, 2.2 million broadband and 1.2 million video connections. The Verizon Transaction will add approximately 11,000 employees to our Company. The consummation of the Verizon Transaction is subject to the satisfaction of certain conditions, including review or approval by various federal and state regulatory agencies and other closing conditions as more fully described in the Verizon Purchase Agreement. We currently expect the Verizon Transaction to close in the first half of 2016. There can be no assurance that we will be able to consummate the Verizon Transaction on a timely basis or at all. See “Description of the Verizon Transaction.”

On February 5, 2015, in connection with the execution of the Verizon Purchase Agreement, we entered into a commitment letter (the “Commitment Letter”), dated February 5, 2015, with JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (such financial institutions being referred to as the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide two bridge loan facilities, initially for a total amount of $11.594 billion, which amount was subsequently reduced by us to $10.850 billion, for the purposes of funding (i) the cash consideration for the Verizon Transaction and (ii) the fees and expenses incurred in connection with the transactions contemplated by the Verizon Purchase Agreement. The first bridge loan facility was initially in the amount of $8.594 billion (the “8/10 Year Bridge Facility”), which amount was automatically reduced in accordance with its terms by $744 million in connection with the effectiveness of certain amendments entered into on March 5, 2015 to our two outstanding credit agreements with CoBank, ACB and certain other lenders. The second bridge loan facility is in the amount of $3.0 billion (the “18 Month Bridge Facility”). The commitments in respect of the 8/10 Year Bridge Facility and the 18 Month Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (x) the gross cash proceeds of any issuance of senior unsecured notes by Frontier (with such amounts being applied first to reduce the 8/10 Year Bridge Facility), (y) the net cash proceeds of the incurrence by Frontier of certain indebtedness for borrowed money (with such amounts being applied first to reduce the 8/10 Year Bridge Facility) and (z) the net cash proceeds from any issuance of equity by Frontier, including the proceeds from the concurrent offering and the sale of the securities in this offering (with such amounts being applied first to reduce the 18 Month Bridge Facility). The financing commitments of the Commitment Parties are currently undrawn and are subject to various conditions set forth in the Commitment Letter.

We intend to use the proceeds of this offering along with the proceeds of the concurrent offering to finance a portion of the cash consideration payable in connection with the Verizon Transaction and to pay related fees and expenses. The proceeds of this offering together with the proceeds of the concurrent offering will reduce the commitments under the 18 Month Bridge Facility. The balance of the financing in connection with the Verizon Transaction could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior secured first lien term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the 18 Month Bridge Facility and the 8/10 Year Bridge Facility. We refer to the financing transactions relating to the Verizon Transactions, including this offering and the concurrent offering, as the “Verizon Financing Transactions.”

The Connecticut Acquisition

On October 24, 2014, we acquired the wireline properties of AT&T Inc. (“AT&T”) in Connecticut by acquiring all of the issued and outstanding capital stock of The Southern New England Telephone Company and SNET America, Inc. (the “Transferred AT&T Companies”) for a purchase price of $2.0 billion in cash, excluding adjustments for working capital (the “Connecticut Acquisition”), pursuant to a Stock Purchase Agreement, dated as of December 16, 2013 (the “AT&T Purchase Agreement”). Prior to the closing of the Connecticut Acquisition, (i) AT&T transferred to the Transferred AT&T Companies certain assets and caused the Transferred AT&T Companies to assume certain liabilities relating to the business to be acquired and (ii) the Transferred AT&T Companies transferred to AT&T certain assets, and AT&T assumed certain liabilities of the Transferred AT&T Companies, to be retained by AT&T following the closing (the Transferred AT&T Companies, after giving effect to such transactions, are referred to herein as the “Connecticut Operations”). The Company financed the Connecticut Acquisition using the net proceeds of an offering of $1.55 billion aggregate principal amount of senior unsecured notes, borrowings of $350 million under a term loan credit agreement and cash on hand (the “Connecticut Financing Transactions”).

The offering

The summary below contains basic information about this offering. It does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus supplement and accompanying prospectus and the information included or incorporated and deemed to be incorporated by reference herein and therein before making an investment decision. As used in this section, the terms “us,” “we” and “our” refer to Frontier Communications Corporation and not to any of its subsidiaries.

Issuer	Frontier Communications Corporation, a Delaware corporation.

Securities offered	150,000,000 shares.

Number of shares to be outstanding after this offering	1,153,308,000 shares(1).

NASDAQ symbol for our common stock	FTR.

Underwriters’ option	We have granted the underwriters a 30-day option to purchase up to 15,000,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $726.5 million (or approximately $799.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

We intend to use the proceeds of this offering along with the proceeds of the concurrent offering to finance a portion of the cash consideration payable in connection with the Verizon Transaction and to pay related fees and expenses. See “Description of the Verizon Transaction” and “Use of proceeds.”

Neither this offering nor the concurrent offering is conditioned on the consummation of the Verizon Transaction, and there can be no assurance that the Verizon Transaction will be consummated on the terms described herein or at all. If the Verizon Transaction is not consummated, we intend to use the proceeds of this offering and the proceeds of the concurrent offering, net of certain fees and expenses and net of the aggregate redemption amount paid in cash if we choose to exercise our option to redeem all of the mandatory convertible preferred stock issued in the concurrent offering, for general corporate purposes, which may include share repurchases, acquisitions or debt repayment.

Concurrent offering	Concurrently with this offering, we are offering, by means of a separate prospectus supplement, 17,500,000 shares of our 11.125% mandatory convertible preferred stock for aggregate gross proceeds to us of $1.75 billion, plus up to an additional 1,750,000 shares of our mandatory convertible preferred stock that the underwriters of such offering have the option to purchase from us, in each case, at the public offering price of $100.00 per share of mandatory convertible preferred stock.

The closing of the concurrent offering is not conditioned on the closing of this offering or the consummation of the Verizon Transaction. However, if the Verizon Transaction is not consummated on or prior to August 6, 2016 or, if prior to such date, the Verizon Purchase Agreement is terminated or we determine in our reasonable judgment that the Verizon Transaction will not occur, we may, at our sole option, redeem all of the mandatory convertible preferred stock issued in to the concurrent offering at a redemption amount (which may include cash, additional shares of our common stock or a combination of both) specified in the prospectus supplement relating to the concurrent offering.

Dividend Policy	We currently intend to continue to pay regular quarterly dividends. Our ability to fund a regular quarterly dividend will be impacted by our ability to generate cash from operations. On December 11, 2014, our board of directors approved a 5% increase over the 2014 dividend rate in the planned quarterly cash dividend rate, commencing with the dividend for the first quarter of 2015 which equaled $0.105 per share of common stock and was paid on March 31, 2015 to holders of record at the close of business on March 12, 2015. On an annual basis, this plan would increase the dividend from $0.40 to $0.42 per share. On May 5, 2015, we announced that our board of directors declared an equal cash dividend of $0.105 per share of common stock for the second quarter of 2015, payable on June 30, 2015 to holders of record at the close of business on May 28, 2015. Purchasers in this offering will not receive the June 30, 2015 dividend with respect to the securities purchased in this offering. The declaration and payment of future dividends is at the discretion of our board of directors, and will depend upon many factors, including our financial condition, results of operations, growth prospects, funding requirements, applicable law, restrictions in agreements governing our indebtedness and other factors our board of directors deems relevant.

Transfer agent and registrar	Computershare Trust Company, N.A. is the transfer agent and registrar for the shares.

Payment and settlement	The shares are expected to be delivered against payment on June 10, 2015. The shares will be registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. In general, beneficial ownership interests in the shares will be shown on, and transfers of these beneficial ownership interests will be effected only through, records maintained by DTC and its direct and indirect participants.

(1)	The number of shares of common stock outstanding immediately after this offering that appears above is based on 1,003,308,000 shares of our common stock outstanding as of May 1, 2015 plus the 150,000,000 shares that we are offering pursuant to this prospectus supplement, but excluding:

•	15,000,000 shares of our common stock issuable on the exercise of the underwriters’ option to purchase additional shares of our common stock in this offering;

•	shares of our common stock issuable upon conversion of the mandatory convertible preferred stock issued in the concurrent offering; and

•	an aggregate of approximately 12,580,000 shares of our common stock reserved for issuance under our various share compensation plans as of March 31, 2015.

Except as otherwise noted, all information in this prospectus supplement assumes that the underwriters’ option to purchase additional shares is not exercised in this offering and the underwriters in the concurrent offering do not exercise their option to purchase additional mandatory convertible preferred stock in the concurrent offering.

Risk factors

In evaluating an investment in the shares, prospective investors should carefully consider the risk factors and other cautionary statements contained in this prospectus supplement, including those described under “Supplemental risk factors” beginning on page S-15, as well as the risk factors described in Part I, Item 1A “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2014, along with the other information set forth or incorporated by reference in this prospectus supplement.

Summary historical consolidated financial information of Frontier

The following summary historical consolidated financial information as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 has been derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. In the opinion of our management, all adjustments considered necessary for a fair presentation of such interim financial information have been included. The following summary historical consolidated financial information as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated financial information as of December 31, 2012 has been derived from our audited consolidated financial statements not included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Our operating results for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for any future periods.

On October 24, 2014, we completed the Connecticut Acquisition. Accordingly, our operating results for the periods following the Connecticut Acquisition may not be comparable to the periods prior to the Connecticut Acquisition.

This information is only a summary and should be read in conjunction with our management’s discussion and analysis of financial condition and results of operations incorporated by reference into this prospectus supplement and the accompanying prospectus and the historical consolidated financial statements and the notes thereto referred to above. See “Where you can find more information” and “Incorporation of certain documents by reference” in this prospectus supplement and the accompanying prospectus.

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
	(unaudited)

Statement of Operations Information:
Revenue	$1,371	$1,154	$4,772	$4,762	$5,012
Total operating expenses	1,208	928	3,953	3,795	4,025
Gain on sale of Mohave partnership interest	—	—	—	15	—
Operating income	163	226	820	981	987
Income (loss) from continuing operations	(51)	39	133	115	153
Net income (loss) attributable to common shareholders of Frontier	(51)	39	133	113	137

Other Financial Information:
Capital expenditures(1)	180	145	688	635	803
Adjusted EBITDA(2)	564	521	2,084	2,238	2,396

	As of March 31,	As of December 31,
	2015	2014	2013	2012
	(unaudited)

Balance Sheet Information ($ in millions):
Total assets	$18,721	$18,974	$16,635	$17,734
Long-term debt	9,464	9,486	7,874	8,382
Total shareholders’ equity of Frontier	3,507	3,658	4,055	4,108

Operating Information (in thousands):
Customers	3,500	3,516	3,074	3,173
Broadband subscribers	2,387	2,370	1,867	1,754
Video subscribers	578	585	385	347

(1)	Includes capital expenditures related to integration activities in connection with the Connecticut Acquisition of $10 million for the three months ended March 31, 2015 and 2014 and $116 million for the year ended December 31, 2014. Also includes capital expenditures relating to integration activities in connection with certain businesses acquired from Verizon in 2010 of $54 million for the year ended December 31, 2012.

(2)	Adjusted EBITDA is a non-GAAP (as defined herein) financial measure which we define as operating income plus depreciation and amortization, as adjusted to add back acquisition and integration costs, non-cash pension/pension and other postretirement benefit (“OPEB”) costs, severance costs, pension settlement costs and gains/losses on the sale of certain assets. A reconciliation of the differences between Adjusted EBITDA and the most comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) is set forth below. Adjusted EBITDA is not a measure of financial performance under GAAP and is not an alternative to operating income or net income, as reflected in the statement of operations, or to cash flows, as reflected in the statement of cash flows, and it is not necessarily indicative of cash available to fund all cash needs. Adjusted EBITDA as used by us may not be comparable to similarly titled measures of other companies.

We believe that presentation of Adjusted EBITDA provides useful information to investors regarding our financial condition and results of operations because Adjusted EBITDA, when used in conjunction with related GAAP financial measures, (i) provides a more comprehensive view of our core operations and ability to generate cash flow, (ii) provides investors with the financial analytical framework upon which management bases financial, operational, compensation and planning decisions and (iii) presents measurements that investors and rating agencies have indicated to management are useful to them in assessing us and our results of operations.

Our management uses Adjusted EBITDA to (i) assist in analyzing our underlying financial performance from period to period, (ii) evaluate the financial performance of our business units, (iii) analyze and evaluate strategic and operational decisions, (iv) establish criteria for compensation decisions and (v) assist management in understanding our ability to generate cash flow and, as a result, to plan for future capital and operational decisions. We believe that Adjusted EBITDA is meaningful and useful for the reasons outlined above.

While we utilize Adjusted EBITDA in managing and analyzing our business and financial condition and believe it is useful to management and to investors for the reasons described above, Adjusted EBITDA has certain shortcomings. Management compensates for the shortcomings by utilizing Adjusted EBITDA in conjunction with comparable GAAP financial measures. The information presented in this section should be read in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

The following are the components of Adjusted EBITDA for the three months ended March 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2014.

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
	(unaudited)
Operating income	$163	$226	$820	$981	$987
Depreciation and amortization	341	281	1,139	1,169	1,267

	504	507	1,959	2,150	2,254

Add back (deduct):
Acquisition and integration costs	57	11	141	10	82
Non-cash pension/OPEB costs	2	3	(18)	37	28
Severance costs	1	—	2	12	32
Pension settlement costs	—	—	—	44	—
Gain on sale of Mohave partnership interest(a)	—	—	—	(15)	—

Adjusted EBITDA	$564	$521	$2,084	$2,238	$2,396

(a)

On April 1, 2013, we sold our 33 1/3% interest in the Mohave Cellular Limited Partnership, in which we were the general partner. We received proceeds from the sale of $18 million and recognized a gain on the sale of $15 million before taxes.

Summary historical combined financial information of the VSTO

The following summary historical combined financial information as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 has been derived from the unaudited interim combined financial statements of the VSTO incorporated by reference into this prospectus supplement and the accompanying prospectus. In the opinion of our management, all adjustments considered necessary for a fair presentation of such interim financial information have been included. The following summary historical combined financial information as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 has been derived from the audited consolidated financial statements of the VSTO incorporated by reference into this prospectus supplement and the accompanying prospectus.

The financial and operating information of the VSTO reflects the combined financial information of Verizon’s Separate Telephone Operations in California, Florida and Texas (which consists of all or a portion of Verizon Florida LLC, GTE Southwest Incorporated and Verizon California Inc., Verizon Long Distance LLC, Verizon Enterprise Solutions LLC, Verizon Online LLC, Verizon Select Services, Inc. and Verizon Network Integration Corp.) and does not give effect to certain assets and liabilities relating to the business to be contributed by Verizon to these entities in connection with the Verizon Transaction, or to certain assets and liabilities unrelated to the business that will be transferred by these entities to Verizon in connection with the Verizon Transaction. Additionally, this information does not give effect to any potential cost savings or other operating efficiencies that would result in connection with the Verizon Transaction.

This information is only a summary and should be read in conjunction with the historical combined financial statements of the VSTO and the notes thereto referred to above. See “Where you can find more information” and “Incorporation of certain documents by reference” in this prospectus supplement and the accompanying prospectus.

The following summary historical combined financial information and the combined financial statements of the VSTO have been prepared on a carve-out basis in accordance with GAAP and reflect the historical financial position, results of operations and cash flows of the VSTO for the periods presented, including assumptions and allocations made by Verizon to separate the VSTO on a stand-alone basis. As a result, the following summary historical combined financial information and the combined financial statements of the VSTO may not be indicative of the financial position, results of operations and cash flows that would have been presented if the VSTO had been a stand-alone entity. The summary historical financial information does not purport to be indicative of what the results of operations, financial position and cash flows of the VSTO will be in the future.

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
	(unaudited)

Statement of Operations Information:
Operating revenues(1)	$1,448	$1,469	$5,791	$5,824	$5,908
Total operating expenses(2)	1,296	1,304	5,801	4,919	6,169
Income (loss) from operations	152	165	(10)	905	(261)
Net income (loss) and comprehensive income (loss)	88	91	(32)	502	(217)

Other Financial Information:
Capital expenditures (including capitalized software)(3)	174	177	810	842	807

	As of March 31,	As of December 31,
($ in millions)	2015	2014	2013
	(unaudited)

Balance Sheet Information:
Total assets	$12,116	$12,222	$12,598
Total current liabilities	1,496	1,672	2,102
Total liabilities	6,928	7,109	7,355
Parent funding	5,188	5,113	5,243

(1)	Includes affiliate revenue of $153 million and $140 million for the three months ended March 31, 2015 and 2014, respectively, and $344 million, $401 million and $427 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(2)	Includes allocated affiliate costs of $597 million and $555 million for the three months ended March 31, 2015 and 2014, respectively, and $2,210 million, $1,869 million and $2,107 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(3)	Does not include the purchase of approximately $19 million and $44 million of long-lived assets, consisting primarily of network equipment, purchased in the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, primarily through vendor financing arrangements, of which $60 million and $43 million remain outstanding as of March 31, 2015 and December 31, 2014, respectively.

Summary unaudited pro forma condensed combined financial information

The following summary unaudited pro forma condensed combined balance sheet information as of March 31, 2015 is based upon (i) the historical consolidated financial information of Frontier and (ii) the historical combined financial information of the VSTO, and has been prepared to reflect the Verizon Transaction based on the acquisition method of accounting. The following summary unaudited pro forma condensed combined statement of operations information for the three months ended March 31, 2015 is based upon (i) the historical consolidated financial information of Frontier and (ii) the historical combined financial information of the VSTO, and has been prepared to reflect the Verizon Transaction based on the acquisition method of accounting. The following summary unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2014 is based upon (i) the historical consolidated financial information of Frontier, (ii) the historical combined financial information of the VSTO and (iii) the historical combined financial information of the Connecticut Operations for the period of January 1, 2014 through October 24, 2014, and has been prepared to reflect the Verizon Transaction and the Connecticut Operations based on the acquisition method of accounting. The summary unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2014 includes the results of the Connecticut Operations for the period of January 1, 2014 through October 24, 2014. The summary unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Frontier and the historical financial statements of the VSTO, adjusted to give effect to (1) the transfer of specified assets and liabilities from Verizon to the VSTO that are not included in the VSTO historical balance sheet as of March 31, 2015, and the retention of specified assets and liabilities by Verizon that are included in the VSTO historical balance sheet as of March 31, 2015, (2) the financing to fund the cash payment to Verizon for the purchase price, (3) the payment by Frontier to Verizon of $10.54 billion in cash and assumed debt (excluding any potential working capital purchase price adjustment as set forth in the Verizon Purchase Agreement) and (4) the consummation of the transactions contemplated by the Verizon Purchase Agreement, with Frontier considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to give effect to events that are directly attributable to the Verizon Transaction and factually supportable and, in the case of the statement of operations information, that are expected to have a continuing impact.

The summary unaudited pro forma condensed combined balance sheet information has been prepared as of March 31, 2015, and gives effect to the Verizon Transaction and other events described above as if they had occurred on that date. The summary unaudited pro forma condensed combined statement of operations information, which has been prepared for the year ended December 31, 2014 and three months ended March 31, 2015, gives effect to the Verizon Transaction and other events described above as if they had occurred on January 1, 2014.

On October 24, 2014, we acquired the wireline properties of AT&T in Connecticut by acquiring all of the issued and outstanding capital stock of Transferred AT&T Companies for a purchase price of $2.0 billion in cash, excluding adjustments for working capital, pursuant to the AT&T Purchase Agreement. Prior to the closing of the Connecticut Acquisition, (i) AT&T transferred to the Transferred AT&T Companies certain assets and caused the Transferred AT&T Companies to assume certain liabilities relating to the business to be acquired and (ii) the Transferred AT&T Companies transferred to AT&T certain assets, and AT&T assumed certain liabilities of the Transferred AT&T Companies, to be retained by AT&T following the closing. The Company financed the Connecticut Acquisition using the net proceeds of an offering of $1.55 billion aggregate principal amount of senior unsecured notes, borrowings of $350 million under a term loan credit agreement and cash on hand. The summary unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2014 gives effect to the Connecticut Acquisition as if it had occurred on January 1, 2014.

The summary unaudited pro forma condensed combined financial information was prepared using, and should be read in conjunction with, (1) the audited combined financial statements of the VSTO for the year ended December 31, 2014, (2) the unaudited interim condensed combined financial statements of the VSTO as of and for the three months ended March 31, 2015, (3) the unaudited interim condensed combined financial statements of the Connecticut Operations for the nine months ended September 30, 2014, (4) the audited consolidated financial statements of Frontier for the year ended December 31, 2014, and (5) the unaudited interim condensed consolidated financial statements of Frontier as of and for the three months ended March 31, 2015.

The summary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the Verizon Transaction and other events described above been completed at the dates indicated above. In addition, the summary unaudited pro forma condensed combined financial information does not purport to project the future results of operations of Frontier after completion of the Verizon Transaction and the other events described above. In the opinion of Frontier’s management, all adjustments considered necessary for a fair presentation have been included.

The summary unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Connecticut Acquisition, other than an annualized run rate of $165 million of synergies that were achieved by year-end 2014 subsequent to the closing of the Connecticut Acquisition and which are reflected in our operating results for the year ended December 31, 2014 and an annualized run rate of $230 million of synergies that are reflected in our operating results for the quarter ended March 31, 2015.

The summary unaudited pro forma condensed combined financial information also does not give effect to any potential cost savings or other operating efficiencies that could result from the Verizon Transaction. We expect to realize $525 million of annual cost synergies following the consummation of the Verizon Transaction, and an additional $175 million of annual cost synergies by the end of the third year following the consummation of the Verizon Transaction.

The anticipated synergies that we refer to above are based on estimates and assumptions that we consider to be reasonable but that are uncertain. Our anticipated synergies are subject to significant business, economic, regulatory and competitive uncertainties and contingencies.

In addition, the fair value of the assets acquired and liabilities assumed are based upon estimates. The final purchase price allocation is dependent upon valuations and other studies that have not yet been completed. Accordingly, the purchase price allocation pro forma adjustments are preliminary and are subject to further adjustments as additional information becomes available and additional analyses are performed, and each further adjustment may be material. Such adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

	Three Months Ended March 31,	Year Ended December 31,
($ in millions, except per share amounts)	2015	2014
	(unaudited)

Statement of Operations Information:
Revenue	$2,796	$11,479
Operating income	287	1,188
Net income (loss)	(102)	(148)
Basic and diluted net income (loss) per common share	(0.13)	(0.30)

Other Financial Information:
Capital expenditures	344	1,511
Adjusted EBITDA(1)	988	4,034

As of March 31,
($ in millions)	2015
(unaudited)

Balance Sheet Information:
Property, plant and equipment, net	$16,603
Goodwill	7,436
Total assets	30,555
Long-term debt	18,408
Total equity	5,768

(1)	The following are the components of pro forma Adjusted EBITDA for the three months ended March 31, 2015 and the year ended December 31, 2014, as calculated by Frontier. Neither Verizon nor the VSTO have historically used Adjusted EBITDA in connection with the management of the VSTO. For an explanation of Frontier’s presentation and use of Adjusted EBITDA, see footnote (2) under “—Summary historical consolidated financial information of Frontier.”

	Three Months Ended March 31,	Year Ended December 31,
($ in millions)	2015	2014
	(unaudited)
Operating income	$287	$1,188
Depreciation and amortization	689	2,795

	976	3,983

Add back (deduct):
Severance costs of Frontier	1	2
Non-cash pension/OPEB costs of Frontier	2	(18)
Severance costs of VSTO	3	26
Non-cash pension costs of VSTO	6	30
Non-cash pension/OPEB costs of Connecticut Operations	—	11

Adjusted EBITDA	$988	$4,034

Supplemental risk factors

You should carefully consider the risks described below in addition to the risks described in “Risk Factors” in the accompanying prospectus and in any free writing prospectus with respect to the offering filed by us with the SEC, as well as in “Part I, Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 (as such risk factors may be updated from time to time in our public filings), which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before investing in the securities offered hereby. See “Where you can find more information” and “Incorporation of certain documents by reference.” You could lose part or all of your investment.

Risks related to the Verizon Transaction

The Verizon Transaction may not be consummated on the terms or timeline currently contemplated, or at all.

The consummation of the Verizon Transaction is subject to certain conditions, including (i) the absence of a court or other governmental order prohibiting consummation of the transaction, (ii) the receipt of applicable regulatory consents, (iii) the absence of a material adverse effect on the business to be acquired from Verizon and (iv) other customary closing conditions. See “Description of the Verizon Transaction.” We can make no assurances that the Verizon Transaction will be consummated on the terms or timeline currently contemplated, or at all. We have expended and will continue to expend a significant amount of capital and management’s time and resources on the Verizon Transaction, and a failure to consummate the Verizon Transaction as currently contemplated, or at all, could have an adverse effect on our business, our results of operations and our cash flows.

In addition, we may choose to raise all or a portion of the additional financing required to complete the Verizon Transaction prior to the closing of such transaction. If the Verizon Transaction is ultimately not consummated or is delayed for a significant period of time, we could be obligated to pay significant interest expense, additional dividends and other costs in connection with the financing without achieving the expected benefits of the Verizon Transaction. The trading price of our securities could be adversely affected if the Verizon Transaction is not consummated as currently contemplated, or at all. Neither this offering nor the concurrent offering is conditioned upon the completion of the Verizon Transaction.

Our effort to combine our business and the business to be acquired from Verizon may not be successful.

We are devoting a significant amount of time and attention to the process of integrating the operations of our business and the business to be acquired from Verizon, which may decrease the time that management will have to serve existing customers, attract new customers and develop new services or strategies. The size and complexity of the acquired business and the process of using our existing common support functions and systems to manage the acquired business after the acquisition, if not managed and completed successfully by management, may result in interruptions of the business activities of the Company that could have an adverse effect on our business, financial condition and results of operations. In addition, following the consummation of the Verizon Transaction we will be assuming certain liabilities and obligations of Verizon, including with respect to certain litigation and regulatory matters, the outcome of which could have an adverse impact on our business, financial condition and results of operations if determined adversely to us following the consummation of the Verizon Transaction.

We may not realize the cost synergies that are anticipated from the Verizon Transaction.

The success of the Verizon Transaction will depend, in part, on our ability to realize anticipated cost synergies. Our success in realizing these cost synergies, and the timing of this realization, depends on the successful integration of our business and operations with the acquired business and operations. Even if we are able to integrate the acquired businesses and operations successfully, this integration may not result in the realization of the full benefits of the cost synergies that we currently expect within the anticipated time frame or at all.

If the assets included in the business to be purchased from Verizon are insufficient to operate the acquired business, it could adversely affect the Company’s business, financial condition and results of operations.

Pursuant to the Verizon Purchase Agreement, Verizon will contribute to the acquired business certain assets and liabilities of its local exchange business and related landline activities in California, Florida and Texas, including video, broadband internet and switched long distance services provided to designated customers located in those states. However, the contributed assets may not be sufficient to operate all aspects of the acquired business and we may have to use assets or resources from our existing business or acquire additional assets in order to operate the acquired business, which could cost us more than we anticipate.

The Company’s business, financial condition and results of operations may be adversely affected following consummation of the Verizon Transaction if we are not able to obtain requisite consents or enter into certain agreements.

The products and services of the acquired business are currently provided by Verizon to certain customers pursuant to master agreements, together with other Verizon products or services. Pursuant to the Verizon Purchase Agreement, we and Verizon have jointly agreed to use our reasonable best efforts for six months following the consummation of the Verizon Transaction to obtain any consents required to separate from such master agreements and assign to Frontier the portion thereof related to the acquired business. To the extent that the parties are not able to obtain any such required consent, such contracts will not be assigned to us and we may not be able to establish a direct relationship with such customers.

Regulatory agencies may delay approval of the Verizon Transaction, fail to approve it, or approve it in a manner that may diminish the anticipated benefits of the Verizon Transaction.

Completion of the Verizon Transaction is conditioned upon the receipt of certain government consents, approvals, orders and authorizations. While we intend to pursue vigorously all required governmental approvals and do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before completion of the Verizon Transaction could delay its completion. A lengthy delay in the completion of the Verizon Transaction could diminish the anticipated benefits and/or result in additional transaction and financing costs, loss of revenues or other effects associated with uncertainty about the transaction. In addition, until the Verizon Transaction is completed, the attention of our management may be unnecessarily diverted from ongoing business and regular business responsibilities.

Further, governmental agencies may decline to grant required approvals, or they may impose conditions on their approval of the Verizon Transaction that could have an adverse effect on our business, financial condition and results of operations. If certain governmental agencies decline to grant any required approval for the Verizon Transaction, the Verizon Transaction may not be consummated. In addition, conditions imposed by governmental agencies in connection with their approval of the Verizon Transaction (such as service quality or capital expenditure requirements) may restrict our ability to achieve anticipated synergies, revenues and cash flows.

The Verizon Purchase Agreement contains provisions that may discourage other companies from trying to acquire Frontier.

The Verizon Purchase Agreement contains provisions that may discourage a third party from submitting a business combination proposal to us prior to the closing of the Verizon Transaction that might result in greater value to our stockholders than the Verizon Transaction. The Verizon Purchase Agreement provides that we may not sell all or substantially all of our assets unless the buyer assumes in writing our obligations, including the payment of the purchase price, under the Verizon Purchase Agreement. This would represent an additional cost for a potential third party seeking a business combination with us.

Our stock price may be adversely affected if we are unable to consummate the Verizon Transaction.

If the Verizon Transaction is not completed for any reason, the trading price of our common stock may decline to the extent that the market price of the common stock reflects positive market assumptions that the Verizon Transaction will be completed and the related benefits will be realized. We may also be subject to additional risks if the Verizon Transaction is not completed, including:

•

significant costs related to the transaction, such as legal, accounting, filing, financial advisory, and integration costs that have already been incurred or will continue up to closing. While the Company currently expects that it will incur approximately $450 million of operating expenses and capital expenditures in total related to acquisition and integration activities in 2015 and 2016 associated with the Verizon Transaction, the amount of such operating expenses and capital expenditures may increase based on a variety of factors;

•	additional dividend costs as a result of this offering and the concurrent offering;

•	if Frontier completes a financing of debt securities prior to closing the Verizon Transaction, significant interest expense and potential redemption premiums with respect to such debt securities;

•	the market price of our common stock could decline as a result of further sales of our common stock or equity-linked securities in the market or the perception that these sales could occur; and

•	potential disruption to our business and distraction of our workforce and management team.

The pendency of the Verizon Transaction could adversely affect the business and operations of Frontier and the acquired business.

In connection with the pending Verizon Transaction, some customers of the acquired business may delay or defer decisions or may end their relationships with Verizon prior to completion of the Verizon Transaction or with the Company after the Verizon Transaction closes.

We will incur substantial debt and debt service obligations to finance the Verizon Transaction.

We have a significant amount of indebtedness, which amounted to $9.7 billion at March 31, 2015. We expect to incur additional indebtedness to fund the Verizon Transaction. On a pro forma basis to give effect to the Verizon Transaction and the other events described under “Unaudited pro forma condensed combined financial information,” we would have had $18.6 billion of outstanding indebtedness as of March 31, 2015 based on our current financing plans which may be subject to change. We also have access to a $750 million revolving credit facility and may also take on additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness.

The potential significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

•	limitations on our ability to obtain additional debt or equity financing on favorable terms or at all;

•

instances in which we are unable to meet the covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding indebtedness;

•

the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures and dividends that would otherwise improve our competitive position, results of operations or stock price;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	compromising our flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and

•

the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as we do, and competitors who may be in a more favorable position to access additional capital resources.

In addition, our senior notes are rated below “investment grade” by independent ratings agencies. This can result in higher borrowing costs for us. We cannot assure you that these rating agencies will not lower our current debt ratings, if in the rating agencies’ judgment such an action is appropriate. A lowering of a rating may further increase our future borrowing costs and reduce our access to capital.

We will have broad discretion to use the proceeds from this offering and the concurrent offering, if consummated.

Because the closing of the Verizon Transaction is subject to a number of closing conditions, we cannot assure you that the Verizon Transaction will close. If the Verizon Transaction does not close, we will have significant discretion to allocate the proceeds from this offering and the concurrent offering, if consummated, to other uses. In addition, while we intend to place a portion of the proceeds of this offering and the concurrent offering into escrow pursuant to the terms of the Verizon Purchase Agreement, we do not intend to place all proceeds into escrow. We will have broad discretion to use any proceeds that are not escrowed pursuant to the terms of the Verizon Purchase Agreement. In addition, while we have the option, we are not required to redeem the mandatory convertible preferred stock issued in the concurrent offering if the Verizon Transaction does not close. We can make no assurances that we will exercise such redemption option or that we will otherwise have opportunities to allocate the proceeds from this offering and the concurrent offering, if consummated, for other productive uses or that other uses of the proceeds from this offering and the concurrent offering will result in a favorable return to investors.

The pro forma financial statements included and incorporated by reference in this prospectus supplement are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations after giving effect to the Connecticut Acquisition or the Verizon Transaction, as applicable.

The pro forma financial statements contained and incorporated by reference in this prospectus supplement and the accompanying prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of our financial condition or results of operations following the Connecticut Acquisition or the Verizon Transaction, as applicable, for several reasons. See “Unaudited pro forma condensed combined financial information.” Our actual financial condition and results of operations following the Connecticut Acquisition and the Verizon Transaction may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Connecticut Acquisition or the Verizon Transaction.

Risks related to ownership of our common stock

Our stock price has fluctuated in the past and may fluctuate in the future. Accordingly, you may not be able to resell your shares at or above the price at which you purchased them.

The trading price of our common stock has fluctuated in the past. The trading price of our common stock could fluctuate significantly in the future and could be negatively affected in response to various factors, including:

•	market conditions in the broader stock market in general;

•	our ability to make investments with attractive risk-adjusted returns;

•	market perception of our current and projected financial condition, potential growth, future earnings and future cash dividends;

•	announcements we make regarding dividends;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	additional offerings of our common stock or equity-linked securities;

•	actions by rating agencies;

•	short sales of our common stock;

•	any decision to pursue a distribution or disposition of a meaningful portion of our assets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	market perception or media coverage of us, other similar companies or the outlook of the markets and industries in which we compete;

•	major reductions in trading volumes on the exchanges on which we operate;

•	legislative or regulatory developments, including changes in the status of our regulatory approvals or licenses;

•	litigation and governmental investigations; and

•	any decision to pursue a spin-off of a portion of our assets.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may negatively affect the price or liquidity of our common stock. When the market price of a stock has been volatile or has decreased significantly in the past, holders of that stock have, at times, instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending, settling or paying any resulting judgments related to the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business and hurt our share price.

Shares eligible for future sale may adversely affect our common stock price.

Sales of our common stock or other securities (including our mandatory convertible preferred stock) in the public or private market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our certificate of incorporation, we are authorized to issue up to 1,750,000,000 shares of common stock and 50,000,000 shares of preferred stock and we are authorized to convert our authorized preferred stock (including our mandatory convertible preferred stock) into common stock. We cannot predict the size of future issuances of our common stock or other securities or the effect, if any, that the concurrent offering of our mandatory convertible preferred stock and future sales and issuances of our common stock and other securities would have on the market price of our common stock.

The mandatory convertible preferred stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the mandatory convertible preferred stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the mandatory convertible preferred stock;

•	possible sales of our common stock by investors who view the mandatory convertible preferred stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the mandatory convertible preferred stock and our common stock.

Future issuances of our shares of common stock could reduce the market price of our shares of common stock.

In the future we may issue additional securities to raise capital. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our Company and have an adverse impact on the price of our common stock.

Our shares of common stock will rank junior to all of our consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding up, our assets will be available to pay obligations on the common stock only after all of our consolidated liabilities have been paid. In the event of a bankruptcy, liquidation, dissolution or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay any amounts with respect to the common stock then outstanding. Additionally, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the mandatory convertible preferred stock a liquidation preference equal to $100.00 per share plus accrued and unpaid dividends. We have a significant amount of indebtedness, which amounted to $9.7 billion at March 31, 2015. We expect to incur additional indebtedness to fund the Verizon Transaction. On a pro forma basis to give effect to the Verizon Transaction and the other events described under “Unaudited pro forma condensed combined financial information,” we would have had $18.6 billion of outstanding indebtedness as of March 31, 2015. We also have access to a $750 million revolving credit facility and may also take on additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness.

Certain provisions of the General Corporation Law of the State of Delaware (“DGCL”), our charter and our by-laws may delay, hinder or prevent a change of control in us, which could have an adverse effect on the market price of our common stock.

Provisions of the DGCL and our certificate of incorporation and by-laws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. These provisions:

•	authorize our board of directors to establish one or more series of preferred stock, the terms of which can be determined by our board of directors at the time of issuance;

•

provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors;

•

state that special meetings of our stockholders may be called by the Chairman of our board of directors or the Chief Executive Officer and must be called on the request in writing or by vote of a majority of our board of directors or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote;

•	allow our directors, and not our stockholders, to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of our board of directors; and

•

grant our board of directors the authority to amend and repeal our by-laws without a stockholder vote; provided, however, that such authority of our board of directors is subject to the power of the stockholders to change or repeal any by-laws by a majority vote of the stockholders present and represented at any annual meeting or at any special meeting called for such purpose.

These provisions may also make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt of our Company that is opposed by our management or our board of directors. Stockholders who might desire to participate in those types of transactions may not have an opportunity to do so, even if the transaction is favorable to the stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management or our board of directors and, as a result, may adversely affect the market price of our common stock and the ability of stockholders to realize any potential change of control premium.

We cannot assure that we will be able to continue paying dividends on our common stock.

On December 11, 2014, our board of directors approved a 5% increase over the 2014 dividend rate in the planned quarterly cash dividend rate, commencing with the dividend for the first quarter of 2015 which equaled $0.105 per share of common stock and was paid on March 31, 2015 to holders of record at the close of business on March 12, 2015. On an annual basis, this plan would increase the dividend from $0.40 to $0.42 per share. On May 5, 2015, we announced that our board of directors declared an equal cash dividend of $0.105 per share of common stock for the second quarter of 2015, payable on June 30, 2015 to holders of record at the close of business on May 28, 2015. Purchasers in this offering will not receive the June 30, 2015 dividend with respect to the securities purchased in this offering. The amount and timing of future dividend payments and our ability to make other distributions is subject to applicable law and will be made at the discretion of our board of directors based on factors such as cash flow and cash requirements, capital expenditure requirements, financial condition and other factors. No dividends may be declared or paid on our common stock unless full cumulative dividends have been paid or set aside for payment on all outstanding mandatory convertible preferred stock for all accrued dividend periods.

Additionally, our ability to declare and pay dividends and make other distributions with respect to our capital stock is also restricted by the terms of certain of our existing financing arrangements and may be restricted by the terms of financing arrangements that we enter into in the future. In the event that the agreements governing any such indebtedness restrict our ability to declare and pay dividends in cash on our capital stock, we may be unable to declare and pay such dividends in cash unless we can repay or refinance the amounts outstanding under such agreements. Furthermore, under Delaware law, our board of directors may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to declare and pay cash dividends on our capital stock, we may not have sufficient cash to declare and pay such dividends in cash.

We have a significant amount of goodwill and other intangible assets on our balance sheet. If our goodwill or other intangible assets become impaired, we may be required to record a non-cash charge to earnings and reduce our stockholders’ equity.

Under GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that their carrying value may not be recoverable. We monitor relevant circumstances, including general economic conditions, enterprise value EBITDA multiples for other rural ILEC properties, our overall financial performance and the market prices for our common stock, and the potential impact that changes in such circumstances might have on the valuation of our goodwill or other intangible assets. If our goodwill or other intangible assets are determined to be impaired in the future, we may be required to record a non-cash charge to earnings during the period in which the impairment is determined, which would reduce our stockholders’ equity.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $726.5 million (or approximately $799.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses. We estimate that the net proceeds from the concurrent offering will be approximately $1,696.5 million (or approximately $1,866.25 million if the underwriters exercise their option to purchase additional securities in full), after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds of this offering along with the proceeds of the concurrent offering to finance a portion of the cash consideration payable in connection with the Verizon Transaction and to pay related fees and expenses. The balance of the financing in connection with the Verizon Transaction could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior secured first lien term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the 18 Month Bridge Facility and the 8/10 Year Bridge Facility. See “Description of the Verizon Transaction.”

Pursuant to the terms of the Verizon Purchase Agreement, we intend to place a portion of the proceeds of this offering and the concurrent offering into escrow for use solely in paying amounts payable pursuant to the Verizon Purchase Agreement.

Neither this offering nor the concurrent offering is conditioned on the consummation of the Verizon Transaction, and there can be no assurance that the Verizon Transaction will be consummated on the terms described herein or at all. If the Verizon Transaction is not consummated, we intend to use the proceeds of this offering and the proceeds from the concurrent offering, net of certain fees and expenses and net of the aggregate redemption amount paid in cash if we choose to exercise our option to redeem all of the mandatory convertible preferred stock issued in the concurrent offering, for general corporate purposes, which may include share repurchases, acquisitions or debt repayment.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015 on (i) an actual basis and (ii) an as adjusted basis to give effect to this offering and the concurrent offering but not the application of the net proceeds thereof. See “Use of proceeds.”

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2015
($ in millions and shares in thousands)	Historical	As Adjusted
Cash and cash equivalents	$509	$2,932

Long-term debt
Long-term debt due within one year	193	193
Long-term debt	9,464	9,464

Total long-term debt, including long-term debt due within one year(1)	9,657	9,657

Equity:
Common stock, $0.25 par value (historical: 1,750,000 authorized, 1,027,986 issued, 1,002,872 outstanding; as adjusted: 1,750,000 authorized, 1,177,986 issued, 1,152,872 outstanding)	257	294
Preferred stock, $0.01 par value (historical: 50,000 authorized, nil issued, nil outstanding; as adjusted: 50,000 authorized, 17,500 issued, 17,500 outstanding)	—	—
Additional paid-in capital	3,877	6,263
Retained earnings	58	58
Accumulated other comprehensive loss, net of tax	(401)	(401)
Treasury stock	(284)	(284)

Total equity	3,507	5,930

Total capitalization	$13,164	$15,587

(1)	As of March 31, 2015, we also had $750 million available under our revolving credit agreement.

Concurrent offering

Concurrently with this offering, we are offering 17,500,000 shares of our 11.125% mandatory convertible preferred stock, Series A, par value $0.01 per share (or 19,250,000 shares if the underwriters exercise in full their overallotment option to purchase additional shares of the mandatory convertible preferred stock). We intend to use the proceeds of the concurrent offering of mandatory convertible preferred stock, together with the proceeds of this offering to finance a portion of the cash consideration payable in connection with the Verizon Transaction and to pay related fees and expenses. The closing of this offering and the concurrent offering are not conditioned on each other or on the closing of the Verizon Transaction which, if completed, will occur subsequent to the closing of this offering. While we expect to use the net proceeds from the concurrent offering of mandatory convertible preferred stock in connection with the Verizon Transaction, there is no guarantee that the Verizon Transaction will be consummated, and if it is not consummated, we may use the proceeds of the concurrent offering for other purposes.

Our common stock will rank junior to the mandatory convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding up. No dividends may be declared or paid on our common stock unless full cumulative dividends have been paid or set aside for payment on all outstanding mandatory convertible preferred stock for all accrued dividend periods. Likewise, in the event of our bankruptcy, liquidation, dissolution or winding up, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the mandatory convertible preferred stock a liquidation preference equal to $100.00 per share plus accrued and unpaid dividends.

Dividends on the mandatory convertible preferred stock will be payable on a cumulative basis when, as and if declared by our board of directors or an authorized committee thereof, at an annual rate of 11.125% on the liquidation preference of $100.00 per share. We may pay declared dividends in cash or, subject to certain limitations, in shares of our common stock, or by delivery of any combination of cash and shares of our common stock, at our election, subject to certain limitations, on the last business day of each of March, June, September and December of each year, commencing on September 30, 2015 and to, and including, June 29, 2018 to holders of record of the mandatory convertible preferred stock on the 15th calendar day of the month in which such dividend payment date falls.

Each share of the mandatory convertible preferred stock will automatically convert on June 29, 2018 (subject to postponement in certain cases, the “mandatory conversion date”), into between 17.0213 and 20.0000 shares of our common stock, subject to anti-dilution adjustments, depending on the average VWAP (as defined below) per share of our common stock over the 20 consecutive trading day (as defined below) period beginning on, and including, the 22nd scheduled trading day (as defined below) immediately preceding the mandatory conversion date.

At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (described below), holders may elect to convert all or a portion of their shares of the mandatory convertible preferred stock into shares of our common stock at the minimum conversion rate of 17.0213 shares of our common stock per share of the mandatory convertible preferred stock, subject to anti-dilution adjustments. Assuming a maximum conversion rate based on the last reported sale price of our common stock on the NASDAQ on June 4, 2015 of $5.00 per share, an aggregate of 350,000,000 shares of our common stock would be issuable upon settlement of the mandatory convertible preferred stock (subject to any dilution adjustments) pursuant to the terms of the mandatory convertible preferred stock (385,000,000 shares if the underwriters in the concurrent offering exercise their overallotment option to purchase additional mandatory convertible preferred stock in full).

Upon the occurrence of certain specified events constituting a “fundamental change”, holders may elect to convert any shares of the mandatory convertible preferred stock during a specified period, beginning on the effective date of a fundamental change, into shares of our common stock at the fundamental change conversion rate. The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price per share of our common stock paid or deemed paid in such fundamental change. Holders who convert their mandatory convertible preferred stock within the fundamental change conversion period will also receive (i) a “fundamental change dividend make-whole amount,” in cash (to the extent we are legally permitted to do so) or in shares of our common stock or a combination thereof, equal to the present value (computed using a discount rate of 6.00% per annum) of all remaining dividend payments on their shares of the mandatory convertible preferred stock (excluding any accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change) from such effective date to, but excluding, the mandatory conversion date and (ii) an “accumulated dividend amount”, to the extent that, as of the effective date of the fundamental change, we have not declared any or all of the accumulated dividends on the mandatory convertible preferred stock as of such effective date, payable in cash (to the extent we are legally permitted to do so) or shares of our common stock, or any combination thereof at our election.

If the Verizon Transaction has not closed on or before 5:00 p.m. (New York City time) on August 6, 2016, the Verizon Purchase Agreement is terminated or if we determine in our reasonable judgment that the Verizon Transaction will not occur, we may, at our option, in our sole discretion, redeem the mandatory convertible preferred stock. If we decide to make such redemption, then on the acquisition termination redemption date, we will be required to redeem the shares of mandatory convertible preferred stock, in whole but not in part, at a redemption amount per share of mandatory convertible preferred stock equal to the acquisition termination make-whole amount (described in the separate prospectus supplement for the offering of mandatory convertible preferred stock). If redeemed, we will pay the acquisition termination make-whole amount in cash unless the acquisition termination share price is greater than the initial price. If the acquisition termination share price is greater than the initial price, we will pay the acquisition termination make-whole amount in shares of our common stock and cash, unless we elect, subject to certain limitations, to pay cash or shares of our common stock in lieu of such amounts.

“Volume weighted average price” or “VWAP” per share of our common stock on any trading day means such price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page FTR <Equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such trading day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. The “average VWAP” means, for any period, the average of the volume weighted average prices for each trading day in such period.

A “trading day” is any day on which: (i) there is no market disruption event (as defined below); and (ii) the NASDAQ is open for trading, or, if our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) is not listed on the NASDAQ, any day on which the principal national securities exchange on which our common stock (or such other security) is listed is open for trading, or, if the common stock (or such other security) is not listed on a national securities exchange, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means any of the following events: (i) any suspension of, or limitation imposed on, trading by the relevant exchange or quotation system during any period or periods aggregating one half-hour or longer and whether by reason of movements in price exceeding limits permitted by the relevant exchange or quotation system or otherwise relating to our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) or in futures or option contracts relating to our common stock (or such other security) on the relevant exchange or quotation system; (ii) any event (other than a failure to open or a closure as described below) that disrupts or impairs the ability of market participants during any period or periods aggregating one half-hour or longer in general to effect transactions in, or obtain market values for, our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) on the relevant exchange or quotation system or futures or options contracts relating to our common stock (or such other security) on any relevant exchange or quotation system; or (iii) the failure to open of one of the exchanges or quotation systems on which futures or options contracts relating to our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) are traded or the closure of such exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after-hours or other trading outside the regular trading session hours) unless such earlier closing time is announced by such exchange or quotation system at least one hour prior to the earlier of the actual closing time for the regular trading session on such day and the submission deadline for orders to be entered into such exchange or quotation system for execution at the actual closing time on such day.

For purposes of the first two bullets of the definition of “market disruption event” above, the relevant exchange or quotation system will be the NASDAQ; provided that if our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) is not listed on the NASDAQ, such relevant exchange or quotation system will be the principal national securities exchange on which our common stock (or such other security) is listed for trading.

A “scheduled trading day” is any day that is scheduled to be a trading day, except that if our common stock is not listed on a national securities exchange, “scheduled trading day” means a business day.

Description of the Verizon Transaction

On February 5, 2015, we entered into a Securities Purchase Agreement with Verizon to acquire, among other things, Verizon’s wireline business and statewide fiber networks that provide services to residential, commercial and wholesale customers in California, Texas and Florida, along with certain of Verizon’s FiOS customers in those states for a purchase price of $10.54 billion in cash and assumed debt, subject to certain adjustments specified in the Verizon Purchase Agreement. The consummation of the Verizon Transaction is subject to the satisfaction of certain conditions, including review or approval by various federal and state regulatory agencies and other closing conditions. We expect the Verizon Transaction to close in the first half of 2016. There can be no assurance that we will be able to consummate the Verizon Transaction on a timely basis or at all.

The Verizon Purchase Agreement

The following summary of the Verizon Purchase Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Verizon Purchase Agreement (including the definitions of terms used therein). You should read the Verizon Purchase Agreement for provisions that may be important to you. A copy of the Verizon Purchase Agreement was filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on February 5, 2015, which is incorporated by reference herein. See “Where you can find more information” in this prospectus supplement.

Pursuant to the Verizon Purchase Agreement, we have a agreed to acquire all of the issued and outstanding limited liability company interests of Newco, which will hold the outstanding limited liability company interests and capital stock of Verizon Florida LLC, GTE Southwest Incorporated and Verizon California Inc. Prior to the closing under the Verizon Purchase Agreement, (i) Verizon will transfer to the Verizon Transferred Companies certain assets and cause the Verizon Transferred Companies to assume certain liabilities relating to the business to be acquired and (ii) the Verizon Transferred Companies will transfer to Verizon certain assets, and Verizon will assume certain liabilities of the Verizon Transferred Companies, to be retained by Verizon following the closing. We refer you to the separate financial statements of the VSTO incorporated herein by reference.

Consummation of the transactions contemplated by the Verizon Purchase Agreement is subject to the satisfaction of certain conditions, including (i) receipt of the necessary approvals required to be obtained from the Federal Communications Commission, the California Public Utility Commission and the Public Utility Commission of Texas and (ii) receipt of such other approvals required to be obtained from certain other state and local regulatory bodies, except for those approvals the failure of which to be obtained would not reasonably be expected to be materially adverse in relation to the VSTO. The Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act on May 8, 2015.

Our obligation to consummate the transactions contemplated by the Verizon Purchase Agreement is also subject to, among other things, (i) the completion of an extraction of customer data for the VSTO that meets certain requirements, (ii) Verizon’s delivery of certain financial statements and unqualified auditor reports related thereto required to be delivered pursuant to the Verizon Purchase Agreement prior to the closing and (iii) the absence of a Seller Material Adverse Effect (as defined in the Verizon Purchase Agreement) after the date of the Verizon Purchase Agreement. In addition, we are not obligated to proceed with the closing under the Verizon Purchase Agreement until the third business day following the Marketing Period Termination Date (as defined in the Verizon Purchase Agreement).

The parties to the Verizon Purchase Agreement have made to each other certain representations and warranties, and have agreed to certain covenants and agreements, including with respect to cooperation, regulatory approvals, the financial statements for the VSTO, our financing of the transaction (including a covenant that we do not reduce the commitments under the 8/10 Year Bridge Facility or 18 Month Bridge Facility with the proceeds of the financing transactions described in clauses (x) through (z) of the first paragraph of “—Financing of the Verizon Transaction” below unless the amount of the remaining commitments plus the net cash proceeds of such financing transactions that are placed into escrow exceeds a threshold requirement set forth in the Verizon Purchase Agreement), the conduct and operation of the Verizon Transferred Companies prior to the closing and similar matters. In addition, the Verizon Purchase Agreement contemplates that Verizon and the Company will enter into certain ancillary agreements in connection with the transaction.

Subject to certain limitations, Verizon has agreed to indemnify for certain losses, as more fully described in the Verizon Purchase Agreement.

The Verizon Purchase Agreement may be terminated in certain circumstances, including, among others, if the transaction does not close by April 5, 2016 (subject to extension to August 5, 2016 in certain circumstances). Additionally, either party may terminate the Verizon Purchase Agreement upon a breach by the other party of any representation, warranty, covenant or agreement made by such breaching party in the Verizon Purchase Agreement, such that the conditions related to the representations, warranties, covenants and agreements made by such breaching party would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of 60 days after written notice or the termination date of the Verizon Purchase Agreement.

Financing of the Verizon Transaction

On February 5, 2015, in connection with the execution of the Verizon Purchase Agreement, we entered into the Commitment Letter, dated February 5, 2015, with the Commitment Parties, pursuant to which the Commitment Parties have committed to provide two bridge loan facilities, initially for a total amount of $11.594 billion, which amount was subsequently reduced by us to $10.850 billion, for the purposes of funding (i) the cash consideration for the Verizon Transaction and (ii) the fees and expenses incurred in connection with the transactions contemplated by the Verizon Purchase Agreement. The 8/10 Year Bridge Facility was initially in the amount of $8.594 billion, which amount was automatically reduced in accordance with its terms by $744 million in connection with the effectiveness of certain amendments entered into on March 5, 2015 to our two outstanding credit agreements with CoBank, ACB and certain other lenders. The 18 Month Bridge Facility is in the amount of $3.0 billion. The commitments in respect of the 8/10 Year Bridge Facility and the 18 Month Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (x) the gross cash proceeds of any issuance of senior unsecured notes by Frontier (with such amounts being applied first to reduce the 8/10 Year Bridge Facility), (y) the net cash proceeds of the incurrence by Frontier of certain indebtedness for borrowed money (with such amounts being applied first to reduce the 8/10 Year Bridge Facility) and (z) the net cash proceeds from any issuance of equity by Frontier, including the proceeds from the concurrent offering and the sale of the securities in this offering (with such amounts being applied first to reduce the 18 Month Bridge Facility). The financing commitments of the Commitment Parties are currently undrawn and are subject to various conditions set forth in the Commitment Letter.

We intend to use the proceeds of this offering along with the proceeds of the concurrent offering to finance a portion of the cash consideration payable in connection with the Verizon Transaction and to pay related fees and expenses. The proceeds of this offering together with the proceeds of the concurrent offering will reduce the commitments under the 18 Month Bridge Facility. The balance of the financing in connection with the Verizon Transaction could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior secured first lien term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the 18 Month Bridge Facility and the 8/10 Year Bridge Facility.

The VSTO

As of March 31, 2015, the VSTO had approximately 3.6 million voice, 2.2 million broadband and 1.2 million video connections. The Verizon Transaction will add approximately 11,000 employees to our Company.

The Verizon assets complement our existing platform and position us well strategically. We believe that these assets offer attractive demographics because the operations we are acquiring from Verizon are in the three most populated states in the United States (California, Florida, and Texas) and they also have economic growth that is above the U.S. average. The network assets are high quality, with high fiber penetration—approximately 54% of the footprint is FiOS-enabled—allowing us to offer customers market-leading broadband speeds and very high-quality video products. The acquisition of the Verizon properties is aligned with our strategic focus on broadband as it will increase our broadband base by 2.2 million customers. We also anticipate potential for incremental growth with business customers, which we will pursue with carrier Ethernet products we have made available to business and other carrier customers within our existing footprint. We also anticipate there will be an opportunity to sell Frontier Secure, our security/technical support/identity protection suite, into customers within these new regions.

Unaudited pro forma condensed combined financial information

The unaudited pro forma condensed combined balance sheet information as of March 31, 2015 is based upon (i) the historical consolidated financial information of Frontier and (ii) the historical combined financial information of the VSTO, and has been prepared to reflect the Verizon Transaction based on the acquisition method of accounting. The unaudited pro forma condensed combined statement of operations information for the three months ended March 31, 2015 is based upon (i) the historical consolidated financial information of Frontier and (ii) the historical combined financial information of the VSTO, and has been prepared to reflect the Verizon Transaction based on the acquisition method of accounting. The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2014 includes the results of the Connecticut Operations for the period of January 1, 2014 through October 24, 2014. The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2014 is based upon (i) the historical consolidated financial information of Frontier, (ii) the historical combined financial information of the VSTO and (iii) the historical combined financial information of the Connecticut Operations for the period of January 1, 2014 through October 24, 2014, and has been prepared to reflect the Verizon Transaction and the Connecticut Operations based on the acquisition method of accounting. The unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Frontier and the historical financial statements of the VSTO, adjusted to give effect to (1) the transfer of specified assets and liabilities from Verizon to the VSTO that are not included in the VSTO historical balance sheet as of March 31, 2015, and the retention of specified assets and liabilities by Verizon that are included in the VSTO historical balance sheet as of March 31, 2015, as more fully described in note 3(a) below, (2) this offering, the concurrent offering and bridge financing to fund the cash payment to Verizon for the purchase price, as more fully described in note 3(b) below, (3) the payment by Frontier to Verizon of $10.54 billion in cash and assumed debt (excluding any potential working capital purchase price adjustment as set forth in the Verizon Purchase Agreement) as more fully described in note 3(c) below and (4) the consummation of the transactions contemplated by the Verizon Purchase Agreement, with Frontier considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to give effect to events that are directly attributable to the Verizon Transaction and factually supportable and, in the case of the statement of operations information, that are expected to have a continuing impact.

On October 24, 2014, we acquired the wireline properties of AT&T in Connecticut by acquiring all of the issued and outstanding capital stock of Transferred AT&T Companies for a purchase price of $2.0 billion in cash, excluding adjustments for working capital, pursuant to the AT&T Purchase Agreement. Prior to the closing of the Connecticut Acquisition, (i) AT&T transferred to the Transferred AT&T Companies certain assets and caused the Transferred AT&T Companies to assume certain liabilities relating to the business to be acquired and (ii) the Transferred AT&T Companies transferred to AT&T certain assets, and AT&T assumed certain liabilities of the Transferred AT&T Companies, to be retained by AT&T following the closing. The Company financed the Connecticut Acquisition using the net proceeds of an offering of $1.55 billion aggregate principal amount of senior unsecured notes, borrowings of $350 million under a term loan credit agreement and cash on hand.

The unaudited pro forma condensed combined balance sheet information has been prepared as of March 31, 2015, and gives effect to the Verizon Transaction and other events described above as if they had occurred on that date. The unaudited pro forma condensed combined statement of operations information, which has been prepared for the three months ended March 31, 2015 and the year ended December 31, 2014, gives effect to the Verizon Transaction and other events described above as if they had occurred on January 1, 2014. The summary unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2014 gives effect to the Connecticut Acquisition as if it had occurred on January 1, 2014.

The unaudited pro forma condensed combined financial information was prepared using, and should be read in conjunction with, (1) the audited combined financial statements of the VSTO for the year ended December 31, 2014, (2) the unaudited interim condensed combined financial statements of the VSTO as of and for the three months ended March 31, 2015, (3) the unaudited interim condensed combined financial statements of the Connecticut Operations for the nine months ended September 30, 2014, (4) the audited consolidated financial statements of Frontier for the year ended December 31, 2014, and (5) the unaudited interim condensed consolidated financial statements of Frontier as of and for the three months ended March 31, 2015.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the Verizon Transaction and other events described above been completed at the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future results of operations of Frontier after completion of the Verizon Transaction and the other events described above. In the opinion of Frontier’s management, all adjustments considered necessary for a fair presentation have been included.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Verizon Transaction, or from the Connecticut Acquisition for the period of January 1, 2014 through October 24, 2014. In addition, the fair value of the assets acquired and liabilities assumed are based upon estimates. The final purchase price allocation is dependent upon valuations and other studies that have not yet been completed. Accordingly, the purchase price allocation pro forma adjustments are preliminary and are subject to further adjustments as additional information becomes available and additional analyses are performed, and each further adjustment may be material. Such adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET INFORMATION

AS OF MARCH 31, 2015

		VSTO
($ in millions)	Frontier	VSTO	Additional Transfer of Assets and Liabilities to/from Verizon(3a)	VSTO, as Adjusted	Equity Offering and Incurrence of Bridge Financing (3b)	Pro Forma Adjustments (3c)		Pro Forma Combined

ASSETS:
Cash and cash equivalents	$509	$—	$—	$—	$10,580	$(9,946	)(i)	$1,143
Accounts receivable, net	526	768	(299)	469	—	—		995
Other current assets	373	248	(19)	229	(143)	(161	)(ii)	298

Total current assets	1,408	1,016	(318)	698	10,437	(10,107)		2,436
Property, plant and equipment, net	8,478	8,237	(112)	8,125	—	—		16,603
Goodwill	7,213	—	—	—	—	223	(iii)	7,436
Other intangibles, net	1,408	7	(7)	—	—	2,410	(iv)	3,818
Other assets	214	2,856	(2,808)	48	—	—		262

Total assets	$18,721	$12,116	$(3,245)	$8,871	$10,437	$(7,474)		$30,555

LIABILITIES AND EQUITY:
Long-term debt due within one year	$193	$11	$(11)	—	$—	$—		$193
Accounts payable and other current liabilities	1,247	1,485	(968)	517	(201)	27	(v)	1,590

Total current liabilities	1,440	1,496	(979)	517	(201)	27		1,783
Deferred income taxes	2,930	2,468	(375)	2,093	—	(2,093	)(vi)	2,930
Other liabilities	1,380	2,322	(2,036)	286	—	—		1,666
Long-term debt	9,464	642	(48)	594	8,350	—		18,408
Equity	3,507	5,188	193	5,381	2,288	(5,408	)(vii)	5,768

Total liabilities and equity	$18,721	$12,116	$(3,245)	$8,871	$10,437	$(7,474)		$30,555

See notes to unaudited pro forma condensed combined financial information.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2015

($ in millions, except per share amounts)	Frontier	VSTO	Pro Forma Adjustments		Pro Forma Combined
Revenue	$1,371	$1,448	$(4	)(4a)	$2,796
			(19	)(4b)
Cost and expenses (exclusive of depreciation and amortization)	810	1,046	(1	)(4a)	1,820
			(19	)(4b)
			(11	)(4c)
			(5	)(4f)
Depreciation and amortization	341	250	99	(4d)	689
			(1	)(4e)
Acquisition and integration costs	57	—	(57	)(4g)	—

Total operating expenses	1,208	1,296	5		2,509

Operating income	163	152	(28)		287
Investment and other income, net	1	—	—		1
Interest expense	245	8	196	(4h)	449
Income tax expense (benefit)	(30)	56	(85	)(4i)	(59)

Net income (loss)	$(51)	$88	$(139)		$(102)

Basic and diluted net income (loss) per common share	$(0.05)				$(0.13	)(4j)

Weighted-average shares outstanding (in millions)	995				1,140	(4j)

See notes to unaudited pro forma condensed combined financial information.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

		Connecticut Operations				VSTO
($ in millions, except per share amounts)	Frontier	Connecticut Operations(1)	Connecticut Operations Pro Forma Adjustments		Pro Forma Combined Frontier and Connecticut Operations	VSTO	VSTO Pro Forma Adjustments		Pro Forma Combined
Revenue	$4,772	$1,094	$(3	)(5a)	$5,775	$5,791	$(19	)(4a)	$11,479

			(38	)(5b)			(68	)(4b)

			(46	)(5c)

			(4	)(5d)
Cost and expenses (exclusive of depreciation and amortization)	2,671	846	(7	)(5c)	3,456	4,775	(4	)(4a)	7,496

			(4	)(5d)			(68	)(4b)

			(12	)(5e)			(635	)(4c)

			10	(5f)			(28	)(4f)

			(15	)(5g)

			(33	)(5h)
Depreciation and amortization	1,139	119	12	(5e)	1,334	1,026	438	(4d)	2,795
			64	(5i)			(3	)(4e)
Acquisition and integration costs	142	—	(142	)(5k)	—	—	—		—

Total operating expenses	3,952	965	(127)		4,790	5,801	(300)		10,291

Operating income	820	129	36		985	(10)	213		1,188
Investment and other income, net	39	2	—		41	—	—		41
Interest expense	695	(3)	71	(5j)	763	43	708	(4h)	1,514
Income tax expense (benefit)	31	54	(13	)(5l)	72	(21)	(188	)(4i)	(137)

Net income (loss)	$133	$80	$(22)		$191	$(32)	$(307)		$(148)

Basic and diluted net income (loss) per common share	$0.13				$0.19				$(0.30	)(4j)

Weighted-average shares outstanding (in millions)	994				994				1,140	(4j)

(1)	Includes the results of the Connecticut Operations for the period of January 1, 2014 through October 24, 2014.

See notes to unaudited pro forma condensed combined financial information.

Notes to unaudited pro forma condensed

combined financial information

1. Description of the Verizon Transaction

On February 5, 2015, Frontier entered into an agreement with Verizon to acquire Verizon’s wireline operations that provide services to residential, commercial and wholesale customers in California, Florida and Texas for a purchase price of $10.54 billion in cash and assumed debt, excluding adjustments for working capital. As of the date of the announcement, these Verizon properties included 3.7 million voice connections, 2.2 million broadband connections, and 1.2 million FiOS® video connections. The network being acquired is the product of substantial capital investments made by Verizon, with an estimated 54% of the residential households being enabled with FiOS®. Subject to regulatory approvals, the Verizon Transaction is expected to close in the first half of 2016.

On October 24, 2014, pursuant to the AT&T Purchase Agreement, the Company acquired the wireline properties of AT&T in Connecticut for a purchase price of $2.0 billion in cash, excluding adjustments for working capital. Following the Connecticut Acquisition, Frontier now owns and operates the wireline business and fiber optic network servicing residential, commercial and wholesale customers in Connecticut. The Company also acquired the AT&T U-verse® video and DISH® satellite TV customers in Connecticut.

The unaudited pro forma condensed combined financial information was prepared for the purpose of developing the pro forma financial statements necessary to comply with the applicable disclosure and reporting requirements of the SEC. For purposes of the unaudited pro forma condensed combined financial information, the estimated aggregate transaction costs (other than debt incurrence fees in connection with the bridge financing, as set forth in note 3(b)), which are charged as an expense of Frontier as they are incurred, are expected to be approximately $27 million and include estimated costs associated primarily with investment banker advisory fees, legal fees, and regulatory and auditor services of Frontier. This balance is reflected as an accrual in the Pro Forma Adjustments column on the unaudited pro forma condensed combined balance sheet as of March 31, 2015. The combined company will also incur integration costs primarily related to information systems, network and process conversions (including hardware and software costs). Integration costs will be incurred in part in advance of the consummation of the Verizon Transaction, and are recorded based on the nature and timing of the specific action. For purposes of the unaudited pro forma condensed combined financial information, it was assumed that no amounts would be paid, payable or forgone by Verizon pursuant to orders or settlements issued or entered into in order to obtain governmental approvals from the Federal Communications Commission and in the States of California, Florida and Texas that will be required to complete the Verizon Transaction.

Frontier is considered the accounting acquirer for purposes of the preparation of the unaudited pro forma condensed combined financial information. This conclusion is based upon Frontier’s consideration of all relevant factors included in the accounting standard regarding business combinations, including the purchase of a newly formed legal entity to which Verizon will contribute Verizon California Inc., Verizon Florida LLC and GTE Southwest Inc. (doing business as Verizon Southwest) pursuant to the Verizon Purchase Agreement.

2. Basis of purchase price allocation

The estimated purchase price ($10.54 billion less $594 million in assumed debt) has been allocated to the tangible and intangible assets acquired and liabilities assumed on a preliminary basis as follows (dollars in millions):

Estimated transaction consideration:		$9,946

Current assets	$537
Property, plant & equipment	8,125
Goodwill	223
Other intangibles—Customer list	2,410
Other assets	48
Current liabilities	(517)
Long-term debt	(594)
Other liabilities	(286)

Total net assets acquired	$9,946

The allocation of the purchase price to assets and liabilities is preliminary. The final allocation of the purchase price will be based on the fair values of the assets acquired and liabilities assumed as of the date of the Verizon Transaction, as determined by third-party valuation for certain assets and liabilities. The valuation will be completed after the consummation of the Verizon Transaction. There can be no assurance that the actual allocation will not differ significantly from the preliminary allocation.

Frontier and Verizon have agreed to make a joint election under Section 338(h)(10) of the Internal Revenue Code, and comparable state and local tax code provisions.

3. Pro forma balance sheet adjustments:

(a)	VSTO is adjusted to (1) exclude assets and liabilities that will be retained by Verizon that are included in VSTO’s financial statements and (2) give effect to certain assets and liabilities relating to the business to be contributed by Verizon to these entities in connection with the Verizon Transaction. A brief description of these items follows (dollars in millions):

Balance	Amount	Reason
Accounts receivable, net	$(298)	Reclassification of affiliate balances to net presentation

	(1)	Receivables related to businesses retained by Verizon

	$(299)

Other current assets	$(19)	Other current assets related to businesses retained by Verizon

Property, plant and equipment, net	$(119)	Property, plant and equipment related to businesses retained by Verizon

	7	Capital lease related assets to be transferred to VSTO by Verizon

	$(112)

Other intangibles, net	$(7)	Removal of non-network software to be retained by Verizon

Other assets	$(1,748)	Prepaid pension asset in excess of actuarial liability retained by Verizon

	(1,033)	Reclassification of prepaid pension asset to offset the employee benefit obligation

	(27)	Other assets related to businesses retained by Verizon

	$(2,808)

Long-term debt due within one year	$(11)	Current debt related to businesses retained by Verizon

Accounts payable and other current liabilities	$(512)	Payables related to businesses retained by Verizon

	(298)	Reclassification of affiliate balances to net presentation

	(221)	Intercompany payables retained by Verizon

	74	To establish liabilities for workers’ compensation claims

	(11)	Accrued liabilities to be retained by Verizon

	$(968)

Deferred income taxes	$(375)	Reflects the impact of the pro forma adjustments on deferred income taxes

Other liabilities	$(1,033)	Reclassification of prepaid pension asset to offset the employee benefit obligation

	(935)	Pension and postemployment benefits retained by Verizon

	(36)	Accrued liabilities to be retained by Verizon

	(29)	Liabilities related to businesses retained by Verizon

	(7)	Removal of accrued uncertain tax position liabilities and credits retained by Verizon

	4	Capital lease related liabilities to be transferred to VSTO by Verizon

	$(2,036)

Long-term debt	$(48)	Long-term debt related to businesses retained by Verizon

Equity	$193	Reflects the aggregate impact of the above noted entries

The pension and other postretirement employee benefits adjustments are based on amounts recorded by Verizon whereby the pension and OPEB obligations related to active employees only will be transferred to Frontier and pension obligations will be fully funded as of the closing date of the Verizon Transaction. An actuarial evaluation will be completed subsequent to the completion of the Verizon Transaction and may be different from that reflected in the unaudited pro forma condensed combined financial information. This difference may be material.

(b)	Frontier has received a commitment for bridge financing from J.P. Morgan, Bank of America Merrill Lynch, Citibank and certain other parties to fund the cash consideration for the Verizon Transaction and to pay related fees and expenses. The Verizon Transaction is not subject to a financing condition. The pro forma adjustment to cash reflects an equity offering of approximately $2,500 million, less fees incurred of $69 million, as well as bridge financing of $8,350 million. As previously announced, the Company currently intends to complete a debt offering of approximately $8,350 million, prior to closing the Verizon Transaction, which would replace the need to utilize the bridge financing. The Company intends to use proceeds from the debt offering, together with the proceeds from the equity offering, to finance the Verizon Transaction and to pay related fees and expenses. At this time, however, no assurance can be given that these offerings will be successfully completed, on terms deemed acceptable by the Company.

The pro forma adjustment to cash reflects the proceeds of the equity offering and bridge financing, excluding the related fees.

The adjustment presented reflects the equity and debt incurrence of $10,850 in the aggregate, less assumed equity and debt incurrence fees and commissions of approximately $270 million (of which $58 million has been incurred). Additionally, an adjustment was made for $143 million to reflect the acceleration of deferred financing costs related to the bridge financing.

(c)	(i) This adjustment reflects the purchase price of $10,540 million less assumed debt of $594 million resulting in $9,946 million of cash that will be paid at closing of the Verizon Transaction (excluding any potential working capital purchase price adjustment as set forth in the Verizon Purchase Agreement).

(ii) This adjustment in the amount of $161 million eliminates the deferred tax assets of VSTO as of March 31, 2015.

(iii) This adjustment in the amount of $223 million reflects the goodwill associated with the excess of the Verizon Transaction consideration issued over the preliminary estimated fair value of the underlying identifiable net tangible and intangible assets at March 31, 2015.

(iv) This adjustment in the amount of $2,410 million reflects the preliminary fair value of the identifiable intangible asset (customer list) which was estimated by Frontier’s management primarily based on the fair values assigned to similar assets in recently completed acquisitions (a market approach). A third party valuation firm will be utilized to help determine the final fair value after the Verizon Transaction is completed, but this determination has not yet begun. There can be no assurance that the actual fair value determination will not differ significantly from the preliminary fair value determination. For purposes of the preliminary fair value determination, the estimated useful life of the customer list asset was assumed to be ten years.

(v) This adjustment in the amount of $27 million records the estimated unpaid non-recurring costs for acquisition related transaction costs, primarily bankers, lawyers and consulting advisory fees.

(vi) This adjustment in the amount of $2,093 million eliminates the deferred tax liabilities of VSTO as of March 31, 2015.

(vii) This adjustment in the amount of $5,408 million eliminates the “as adjusted” net equity of VSTO ($5,381 million) and recognizes unpaid estimated transaction costs of $27 million as of March 31, 2015.

4. Pro forma statement of operations adjustments—VSTO:

(a)	This adjustment reflects results of operations related to certain operations, assets and facilities that will not be transferred to Frontier in the Verizon Transaction.

(b)	This adjustment reflects the reclassification of bad debt expense from cost and expenses to revenue in order to conform to Frontier’s accounting policy.

(c)	This adjustment reflects pension, other postretirement employee benefits of retirees and postemployment benefits retained by Verizon based on the terms of the Verizon Purchase Agreement whereby the pension and OPEB obligations related to active employees only will be transferred to Frontier and pension obligations will be fully funded as of the closing date of the Verizon Transaction. The adjustment includes $11 million and $64 million for pension and OPEB costs related to active employees and retirees to be retained by Verizon for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively. This adjustment also reflects the reversal of $571 million in actuarial losses that were recorded by Verizon in order to conform to Frontier’s accounting policy for pension and other postretirement benefits for the year ended December 31, 2014.

(d)	This adjustment reflects amortization expense associated with the customer list asset estimated in note 3(c) above assuming an accelerated method of amortization and an estimated useful life of ten years, which corresponds to an increase in depreciation and amortization of $99 million and $438 million for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively. Amortization expense, based on our current estimate of useful lives, is estimated to be approximately $394 million, $351 million, $307 million, $263 million and $219 million for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively. No adjustment has been reflected for depreciation expense based on the assumption that the straight line method is similar to the composite method.

The actual depreciation and amortization expense will be based on the final fair value attributed to the identifiable tangible and intangible assets based upon the results of the third-party valuation of the acquired assets. The depreciation and amortization rates may also change based on the results of this third-party valuation. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(e)	This adjustment primarily reflects depreciation expense for facilities that will not be transferred to Frontier in the Verizon Transaction.

(f)	This adjustment reflects the removal of losses on disposition of assets that were recorded by Verizon in cost and expenses in order to conform to Frontier’s accounting policy for fixed asset dispositions under the composite method of depreciation.

(g)	This adjustment reflects the removal of acquisition and integration expenses related to costs incurred by Frontier in connection with the Verizon Transaction and the Connecticut Acquisition.

(h)

This adjustment reflects additional interest expense on the $8,350 million bridge financing, based on an assumed weighted average interest rate determined based on appropriate current market rates as of March 31, 2015 of 12.17% and 8.65% for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, the elimination of interest expense related to a bridge loan facility, and the elimination of affiliate interest expense. As previously announced, it is our intention to raise debt financing, which would replace the bridge financing, however, at present, in conformity with the SEC rules, the unaudited pro forma condensed combined financial statements only reflect the bridge financing. An increase or decrease to the interest rate of 25 basis points would result in a change of approximately $5 million and $20 million for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

(i)	This adjustment reflects the income tax effect of the pro forma adjustments described in notes 4(a) through 4(h) above, using an estimated effective income tax rate of 38%.

(j)	In calculating basic and diluted net income (loss) per common share for the three months ended March 31, 2015 and the year ended December 31, 2014, net income (loss) was reduced by expected dividends on mandatory convertible preferred shares as a result of the offering of mandatory convertible preferred shares. Basic weighted average shares outstanding were 995 million and 994 million as of March 31, 2015 and December 31, 2014, respectively. Pro forma weighted average shares outstanding of 1,140 million for the three months ended March 31, 2015 and the year ended December 31, 2014 included an estimated 146 million common shares as a result of the common stock offering, based on the last reported sale price of our common stock on the NASDAQ on May 29, 2015 of $5.15 per share. In calculating pro forma diluted net loss per common share for the three months ended March 31, 2015 and the year ended December 31, 2014, the effect of the mandatory convertible preferred shares as a result of the offering of mandatory convertible preferred shares was excluded from the computation as the effect would be antidilutive.

5. Pro forma statement of operations adjustments—Connecticut Operations:

(a)	This adjustment reflects results of operations related to contracts, primarily with unaffiliated third parties that were not transferred to Frontier in the Connecticut Acquisition.

(b)	This adjustment reflects the incremental change related to contracts with AT&T affiliates that were transferred to Frontier under modified terms.

(c)	This adjustment reflects results of operations related to certain operations (substantially with AT&T affiliates) that did not continue after the closing of the Connecticut Acquisition.

(d)	This adjustment reflects the reclassification of bad debt expense from cost and expenses to revenue.

(e)	This adjustment reflects the reclassification of allocated depreciation and amortization from cost and expenses to depreciation and amortization.

(f)	This adjustment reflects pension, other postretirement employee benefits of retirees and postemployment benefits retained by AT&T based on the terms of the AT&T Purchase Agreement whereby the pension and OPEB obligations related to active employees only were transferred to Frontier and pension obligations were fully funded as of the October 24, 2014 closing date of the Connecticut Acquisition.

(g)	This adjustment reflects the removal of costs related to employee headcount that were not transferred to Frontier associated with the adjustment described in 5(c) above.

(h)	This adjustment reflects the removal of royalty expense charged by AT&T for the use of its name and trademark that did not continue after the Connecticut Acquisition.

(i)

This adjustment reflects additional amortization expense associated with the customer list asset acquired from AT&T assuming an accelerated method of amortization and an estimated useful life of ten years, which corresponds to an increase in depreciation and amortization expense of $64 million for the year ended December 31, 2014. Amortization expense, based on our current estimate of useful lives, is estimated to be approximately $76 million, $67 million, $57 million, $48 million and $38 million for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively. No adjustment has been reflected for depreciation expense.

The actual depreciation and amortization expense will be based on the final fair value attributed to the identifiable tangible and intangible assets based upon the results of the third-party valuation of the acquired assets. The depreciation and amortization rates may also change based on the results of this third-party valuation. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(j)	This adjustment reflects additional interest expense on the $1,550 million aggregate principal amount of senior notes related to the debt offering in September 2014 and the $350 million CoBank Connecticut Acquisition Facility ($71 million for the year ended December 31, 2014), based on an assumed weighted average interest rate of 6.68% for the year ended December 31, 2014 and the elimination of interest expense related to a bridge loan agreement.

(k)	This adjustment reflects the removal of acquisition and integration expenses related to costs incurred by Frontier in connection with the Connecticut Acquisition.

(l)	This adjustment reflects the income tax effect of the pro forma adjustments described in notes 5(a) through 5(k) above, using an estimated effective income tax rate of 38%.

U.S. federal income tax considerations to non-U.S. Holders

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock acquired in this offering to a Non-U.S. Holder as of the date hereof. For purposes of this summary, a “Non-U.S. Holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in such a partnership are urged to consult their tax advisors about the U.S. federal income tax considerations relating to the purchase, ownership, or disposition of our common stock.

This summary is based upon existing U.S. federal income tax laws, which are subject to differing interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax considerations different from those summarized below. We cannot assure prospective investors that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not deal with taxes other than the federal income tax (such as estate and gift tax or Medicare contribution tax) or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain Non-U.S. Holders, including: a U.S. expatriate, a financial institution, an insurance company, a tax-exempt entity, a trader, broker or dealer in securities or currencies, traders that elect to mark-to-market their securities, a “controlled foreign corporation,” a “passive foreign investment company,” corporations that accumulate earnings to avoid U.S. federal income tax, a U.S. Holder who holds Mandatory Convertible Preferred Stock or common stock through a non-U.S. broker or other non-U.S. intermediary, an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person subject to the alternative minimum tax, a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). Such Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and non-U.S. tax considerations that may be relevant to them.

This summary applies only to a Non-U.S. Holder that holds our common stock as a capital asset within the meaning of the Code.

Each prospective investor is urged to consult its tax advisors concerning the particular U.S. federal, state, local, and foreign income tax considerations and other tax considerations of the ownership and disposition of our common stock.

Distributions

Dividends paid to Non-U.S. Holders will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common stock which will not be subject to tax, and thereafter will be treated as capital gain (and thus treated in the manner described in “—Gain on Disposition of Common Stock” below).

In order to claim the benefit of an applicable income tax treaty for dividends, a Non-U.S. Holder must satisfy applicable certification and other requirements prior to the distribution date, such as providing the withholding agent with a properly completed Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form). Non-U.S. Holders eligible for a reduced rate of or an exemption from U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

To the extent dividends paid are “effectively connected” with a Non-U.S. Holder’s conduct of a trade or business within the United States, such effectively connected dividends are not subject to withholding tax provided that certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net basis at regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a United States person under the Code unless an applicable income tax treaty provides otherwise. In addition, if a Non-U.S. Holder is a corporate Non-U.S. Holder, earnings and profits attributable to such dividends that are effectively connected with such holder’s conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion below on backup withholding and Foreign Account Tax Compliance Act withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

if the Non-U.S. Holder is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met;

•

the gain is “effectively connected” with such Non-U.S. Holder’s conduct of a trade or business within the United States, and, under an applicable treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States; or

•	we are or have been during a specified testing period a “United States real property holding corporation” or “USRPHC” for U.S. federal income tax purposes.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we are or were to become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the NASDAQ Global Select Market), only a Non-U.S. Holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock. Non-U.S. Holders should consult their tax advisors concerning the tax consequences that could result if we are, or were to become, a USRPHC.

To the extent that gain recognized is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business and, if required by an income tax treaty, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, such gain will be subject to U.S. federal income tax on a net basis at regular graduated rates in the same manner as if such Non-U.S. Holder were a United States person as described under the Code. In addition, if a Non-U.S. Holder is a corporate Non-U.S. Holder, earnings and profits attributable to such gain that is effectively connected with such holder’s conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified in an applicable income tax treaty.

To the extent any gain recognized by a Non-U.S. Holder described in the first bullet above, such gain (net of certain U.S. source losses) will be subject to U.S. federal income tax at a rate of 30% (or lower applicable income tax treaty rate).

Foreign Account Tax Compliance Act

Withholding at a rate of 30% will generally be required in certain circumstances on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, the common stock held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Internal Revenue Service to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which the common stock is held will affect the determination of whether such withholding is required. Similarly, dividends, in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, the common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the possible implications of the legislation on their investment in the common stock.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such Non-U.S. Holder and the amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which a Non-U.S. Holder is resident.

In addition, a Non-U.S. Holder may be subject to additional information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, shares of our common stock, unless, generally, such Non-U.S. Holder certifies under penalties of perjury (usually on Internal Revenue Service Form W-8BEN or W-8BEN-E) that it is a Non-U.S. Holder or it otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a Non-U.S. Holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such Non-U.S. Holder certifies under penalty of perjury that it is not a United States person as described under the Code or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Underwriting

We are offering the shares described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of firm shares listed next to its name in the following table:

Name	Number of firm shares
J.P. Morgan Securities LLC	75,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	18,375,000
Citigroup Global Markets Inc.	18,375,000
Barclays Capital Inc.	7,050,000
Credit Suisse Securities (USA) LLC	7,050,000
Morgan Stanley & Co. LLC	7,050,000
Mizuho Securities USA Inc.	7,050,000
Deutsche Bank Securities Inc.	6,375,000
Goldman, Sachs & Co.	1,837,500
UBS Securities LLC	1,837,500

Total	150,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters have advised us that they initially propose to offer the shares directly to the public for cash at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that public offering price less a concession not in excess of $0.0825 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The underwriters may offer and sell the shares through certain of their affiliates.

The underwriters have an option to buy up to 15,000,000 additional shares of our common stock from us at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions and less an amount per share equal to any dividends that are paid or payable by us on the shares reflected in the preceding table but that are not payable on the shares purchased on exercise of this option. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any additional shares are purchased with this option, the underwriters will purchase such additional shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is 3.00% of the total amount of the offering. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$0.15	$0.15
Total	$22,500,000	$24,750,000

We estimate that the total expenses of this offering and the concurrent offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2,000,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed with the underwriters that we will not, for a period of 90 days after the date of this prospectus supplement (the “Restricted Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC, other than:

•

the shares to be sold in this offering, shares of mandatory convertible preferred stock issued in the concurrent offering and any shares of common stock issuable upon conversion of such mandatory convertible preferred stock;

•

options, units and other equity awards, and any shares of common stock issued upon the exercise of such options or conversion of units or other equity awards, granted under our stock-based compensation plans;

•

the entrance into an agreement providing for the issuance of, and the issuance thereunder, of common stock (or securities convertible into or exchangeable for common stock) issued in connection with (i) the bona fide strategic acquisition of securities, assets, property, a technology or a business, (ii) pursuant to an employee benefit program assumed by us in connection with such acquisition or (iii) the establishment of a commercial relationship, strategic partnership or collaboration (including a joint venture); provided, that the recipient(s) of such common stock or any securities convertible into or exchangeable for common stock shall have executed and delivered to the representatives a lock-up agreement substantially in the form delivered by our directors and officers in connection with this offering and provided that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering and the concurrent offering;

•	any registration statement on Form S-8 under the Securities Act; and

•	subject to certain parameters, the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act for the transfer of common stock.

In addition, our directors and executive officers have agreed with the underwriters that they will not, during the Restricted Period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, in each case without the prior written consent of J.P. Morgan Securities LLC, other than:

•	transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) as a bona fide gift or gifts (including a charitable organization);

•

distributions of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to an immediate family member (as defined in Rule 16a-1 under the Securities Exchange Act) of such director or officer or to any trust or like entity for the direct or indirect benefit of such director or officer or the immediate family member of such director or officer;

•

transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to such director or officer’s affiliates, limited partners, members or stockholders or to any investment fund or other entity controlled or managed by, or any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by, such director or officer and/or by members of such director or officer’s immediate family member;

•

transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) by will or intestacy or if the transfer occurs by operation of law, such as rules of descent and distribution, or pursuant to an order of the court or regulatory agency, such as a qualified domestic order or in connection with a divorce settlement;

•

transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to us (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options or vesting of any other equity awards issued pursuant to our stock-based compensation plans, in each case on a “cashless” or “net exercise” basis, or the withholding, surrender or disposition of any shares of common stock in order to pay the exercise price and/or taxes in connection with the vesting of any such option or other equity award provided that to the extent a filing under Form 4 pursuant to the Securities Exchange Act is required such filing shall specify the purpose of such common stock transfer;

•	subject to certain parameters, the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Securities Exchange Act for the transfer of shares of common stock;

•

transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) that were acquired in open market transactions following the completion of this offering; and

•

the transfer, sale or other disposal of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to a bona fide third party pursuant to a tender offer for our securities or any merger, consolidation or other business combination involving certain change of control transactions involving the Company occurring after the closing date of this offering provided that the shares of common stock not so transferred, sold or disposed remain subject to the lock-up.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of the shares of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of our common stock as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise. Specifically, prior to agreeing to purchase the shares being offered pursuant to the preliminary prospectus supplement, on June 4, 2015, J.P. Morgan Securities LLC purchased, on behalf of the syndicate, 1,327,341 shares of the Company’s common stock at an average price of $5.00 per share in stabilizing transactions.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other financial and non-financial services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain of the underwriters for this offering are also acting as underwriters for the concurrent offering and have acted as underwriters for our existing senior notes. Also, certain of the underwriters and/or their affiliates are holders, lenders and/or agents under certain of our debt facilities, including the $750 million revolving credit facility that we may draw upon in connection with the Verizon Transaction. In addition, certain of the underwriters and/or their affiliates have agreed to provide us with the 18 month Bridge Facility and 8/10 Year Bridge Facility.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of the shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any of the shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus supplement has been prepared on the basis that any offer of our common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of our common stock which is the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of the shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Legal matters

The validity of the securities offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters are represented by Cahill Gordon & Reindel LLP, New York, New York, in connection with this offering.

Experts

The consolidated financial statements of Frontier Communications Corporation as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein and in the accompanying prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the accompanying prospectus, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the AT&T Connecticut Wireline Operations (A Business Unit of AT&T Inc.) as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Verizon’s Separate Telephone Operations in California, Florida and Texas as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

This prospectus supplement is part of a registration statement on Form S-3 filed with the SEC using a “shelf” registration process under the Securities Act, relating to the securities to be offered in this offering. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is hereby made to the registration statement. The registration statement, including the exhibits thereto, may be inspected at the Public Reference Room maintained by the SEC at the address set forth below. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy reports and other information that we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The SEC also maintains an Internet site at http://www.sec.gov from which you can access our filings. The information contained on the SEC’s website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and should not be considered to be part of the prospectus supplement or accompanying prospectus except as described in this section or in the “Incorporation of certain documents by reference” section.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. This prospectus supplement, the accompanying prospectus and the information that we file later with the SEC may update and supersede the information we incorporate by reference. We incorporate by reference the following documents listed below and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, until the underwriters sell all of the securities offered hereby:

•	our Annual Report on Form 10-K for the year ended December 31, 2014;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2015;

•

our Current Reports on Form 8-K filed on September 3, 2014 (excluding Exhibits 99.2 and 99.3 thereto), January 7, 2015, February 5, 2015, February 19, 2015, February 26, 2015, March 3, 2015, March 5, 2015, March 10, 2015, March 27, 2015, March 31, 2015, April 8, 2015, May 4, 2015, May 5, 2015, May 13, 2015 and June 2, 2015; and

•

the description of our common stock as contained in our Registration Statement on Form 8-A, dated December 14, 2011, under the caption “Description of Registrant’s Securities to be Registered,” including any further amendment or report filed for the purpose of updating such description.

The pro forma financial statements contained in Exhibit 99.2 to our Current Report on Form 8-K filed on January 7, 2015, Exhibit 99.1 to our Current Report on Form 8-K filed on March 31, 2015 and Exhibits 99.2 and 99.3 to our Current Report on Form 8-K filed on May 4, 2015 are superseded in their entirety by the pro forma financial statements contained in Exhibit 99.4 to our Current Report on Form 8-K filed on June 2, 2015.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Frontier Communications Corporation, 3 High Ridge Park, Stamford, Connecticut 06905, Telephone No. (203) 614-5600.

Prospectus

Frontier Communications Corporation

Common stock

Preferred stock

Debt securities

Purchase contracts

Purchase units

We may offer and sell from time to time our securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings. We may from time to time offer to sell together or separately in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities;

•	purchase contracts; and

•	purchase units.

We will provide specific terms of any securities to be offered in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may offer and sell these securities to or through one or more underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. These securities may also be resold by selling security holders. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “FTR.” Any prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange.

Our principal executive offices are located at 3 High Ridge Park, Stamford, Connecticut 06905. Our telephone number is (203) 614-5600.

Investing in our securities involves risks. Please refer to the “Risk Factors” section on page 4 and the supplemental risk factors contained in any applicable prospectus supplement and in the documents we incorporate by reference for a description of the risks you should consider when evaluating such investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2015

-i-

About this prospectus

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus or any accompanying prospectus supplement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement, including its exhibits. For further information, we refer you to the registration statement, including its exhibits, the documents incorporated by reference therein and herein as well as any accompanying prospectus supplements or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Statements contained in this prospectus and any accompanying prospectus supplement or in any applicable free writing prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, any accompanying prospectus supplement and any applicable free writing prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information.” Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. The information in this prospectus, any accompanying prospectus supplement, any applicable free writing prospectus or any document incorporated herein or therein by reference is accurate as of the date contained on the cover of such documents. None of the delivery of this prospectus, any accompanying prospectus supplement or any applicable free writing prospectus or any sale made under this prospectus, any accompanying prospectus supplement or any applicable free writing prospectus will, under any circumstances, imply that the information in this prospectus, any accompanying prospectus supplement or any applicable free writing prospectus is correct as of any date after the date of this prospectus or any such accompanying prospectus supplement or applicable free writing prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus, any accompanying prospectus supplement or any applicable free writing prospectuses prepared by or on behalf of us or to which we have referred you. We have not authorized anyone else to provide you with any other information.

Unless otherwise expressly stated herein or the context otherwise requires, all references in this prospectus to “Frontier,” “we,” “us,” “our,” “our company” or “the company” refer to Frontier Communications Corporation, a Delaware corporation, and its direct and indirect subsidiaries.

Cautionary statement regarding forward-looking statements

Information we have included or incorporated by reference in this prospectus and any accompanying prospectus supplement contains or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	risks related to our acquisitions, including our ability to complete the applicable acquisition, our ability to successfully integrate operations and our ability to realize anticipated cost savings;

•	our ability to meet our debt and debt service obligations;

•	competition from cable, wireless and other wireline carriers and the risk that we will not respond on a timely or profitable basis;

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our ability to successfully adjust to changes in the communications industry, including the effects of technological changes and competition on our capital expenditures, products and service offerings;

•	reductions in the number of our voice customers that we cannot offset with increases in broadband subscribers and sales of other products and services;

•	our ability to maintain relationships with customers, employees or suppliers;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks;

•	continued reductions in switched access revenues as a result of regulation, competition or technology substitutions;

•	the effects of changes in the availability of federal and state universal service funding or other subsidies to us and our competitors;

•	our ability to effectively manage service quality in our territories and meet mandated service quality metrics;

•	our ability to successfully introduce new product offerings;

•	the effects of changes in accounting policies or practices, including potential future impairment charges with respect to our intangible assets;

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our ability to effectively manage our operations, operating expenses, capital expenditures, debt service requirements and cash paid for income taxes and liquidity, which may affect payment of dividends on our common shares;

•	the effects of changes in both general and local economic conditions on the markets that we serve;

•	the effects of increased medical expenses and pension and postemployment expenses;

•	the effects of changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments;

•	our ability to successfully renegotiate union contracts;

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changes in pension plan assumptions, interest rates, regulatory rules and/or the value of our pension plan assets, which could require us to make increased contributions to the pension plan in 2015 and beyond;

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adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the ability, or increase the cost, of financing to us;

•	the effects of state regulatory cash management practices that could limit our ability to transfer cash among our subsidiaries or dividend funds up to the parent company;

•	the effects of severe weather events or other natural or man-made disasters, which may increase our operating expenses or adversely impact customer revenue; and

•	the impact of potential information technology or data security breaches or other disruptions.

These and other relevant factors, including those risk factors identified in our Annual Report on Form 10-K and our other filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, parts of which are incorporated by reference in this prospectus, should be carefully considered when reviewing any forward-looking statement. See “Where You Can Find More Information.”

Our company

We are the largest communications company providing services mainly to rural areas and small and medium-sized towns and cities in the United States. Our mission is to be the leader in providing communications services to residential and business customers in our markets. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We offer a variety of voice, data and video services and products on a standalone basis and as bundled or packaged solutions. We believe that our local engagement structure, 100% U.S.-based workforce and innovative product positioning will continue to differentiate us from our competitors in the markets in which we compete.

As of December 31, 2014, we are the nation’s fourth largest Incumbent Local Exchange Carrier, or ILEC, with 3.5 million customers, 2.4 million broadband subscribers and 17,400 employees. We operate as an ILEC in 28 states.

We conduct business with both residential and business customers, and we provide the “last mile” of communications services to customers in these markets. Our services and products include:

•	data and Internet services

•	wireless broadband services

•	data transmission services (e.g., DS1, DS3, OCNX, Ethernet, dedicated Internet Protocol)

•	computer security and premium technical support (i.e., Frontier Secure)

•	residential and commercial Voice over Internet Protocol (VoIP) service

•	voice services

•	access services

•	other services

•	FiOS® video services

•	Frontier TV powered by U-verse®

•	satellite video services

•	customer premise equipment

•	directories

We are a Delaware corporation with executive offices at 3 High Ridge Park, Stamford, Connecticut 06905. Our telephone number is (203)  614-5600.

Risk factors

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations or adversely affect our results of operations or financial condition.

Use of proceeds

Unless otherwise stated in any prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of any securities for general corporate purposes. Unless otherwise set forth in any prospectus supplement accompanying this prospectus, we will not receive any proceeds in the event that securities are sold by a selling security holder.

Ratio of earnings to fixed charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. For purposes of this ratio, earnings consist of pre-tax income from continuing operations before (income) loss from equity investees, plus fixed charges (except for interest capitalized), distributed income of equity investees and interest capitalized less income attributable to the noncontrolling interest in a partnership. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed to be representative of interest.

Year ended December 31,
2010	2011	2012	2013	2014
1.49	1.33	1.29	1.23	1.22

Description of securities

This prospectus contains summary descriptions of the common stock, preferred stock, debt securities, purchase contracts and purchase units that may be offered and sold hereunder from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement.

Description of capital stock

General

Under our restated certificate of incorporation, or Certificate of Incorporation, our total authorized capital stock consists of 50,000,000 shares of preferred stock, par value $0.01 per share, or the preferred shares, and 1,750,000,000 shares of common stock, par value $0.25 per share, or the common stock.

The following describes the material terms of our Certificate of Incorporation and by-laws, as amended, or By-laws, but it does not purport to describe all of the terms thereof. This summary is qualified in its entirety by reference to our Certificate of Incorporation and our By-laws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL. To find out where copies of our Certificate of Incorporation and By-laws can be obtained, see “Where You Can Find More Information.”

Common stock

Dividends

Holders of shares of our common stock are entitled to receive dividends and other distributions in cash, stock or property of Frontier as may be declared by our board of directors, or the Board, from time to time at its sole discretion out of our assets or funds legally available for dividends or other distributions. Dividends on common stock are not cumulative. Consequently, if dividends on our common stock are not declared, stockholders are not entitled to receive such payments in the future.

Rights upon liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

Voting rights

Holders of common stock are entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Except as otherwise required by the DGCL and our Certificate of Incorporation and By-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the common stock at a meeting at which a quorum is present.

Other rights

Holders of common stock do not have preemptive rights. Holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing and transfer agent

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “FTR.” The transfer agent and registrar for our common stock is the Computershare Trust Company, N.A.

Preferred stock

Our Certificate of Incorporation provides that we may issue up to 50,000,000 shares of preferred stock in one or more series as may be determined by the Board.

The Board has broad discretionary authority with respect to the rights of each issued series of preferred stock and may take several actions without any vote or action of the holders of common stock, including:

•	determining the number of shares to be included in each series;

•

fixing the designation, powers, preferences and relative, participating, optional, conversion and other rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series; and

•	increasing or decreasing the number of shares of any series.

The Board may authorize, without approval of holders of our common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. For example, preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Preferred stock could be issued quickly with terms designed to discourage, delay or prevent a change in the control of our company or to make the removal of our management more difficult, including a tender offer or other transaction that some, or a majority, of our common stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then best current market price. This could have the effect of discouraging third-party bids for our common stock or may otherwise adversely affect the market price of our common stock.

We believe that the ability of the Board to issue one or more series of preferred stock provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without action by holders of common stock, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Frontier’s Certificate of Incorporation and By-laws

Provisions of the DGCL and our Certificate of Incorporation and By-laws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. These provisions:

•	authorize the Board to establish one or more series of preferred stock, the terms of which can be determined by the Board at the time of issuance;

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provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board;

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state that special meetings of our stockholders may be called by the Chairman of the Board or the Chief Executive Officer and must be called on the request in writing or by vote of a majority of the Board or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote;

•	allow our directors, and not our stockholders, to fill vacancies on the Board, including vacancies resulting from removal or enlargement of the Board; and

•

grant the Board the authority to amend and repeal the By-laws without a stockholder vote; provided, however, that such authority of the Board is subject to the power of the stockholders to change or repeal any By-laws by a majority vote of the stockholders present and represented at any annual meeting or at any special meeting called for such purpose.

Description of debt securities

We will set forth in the applicable prospectus supplement a description of any debt securities that may be offered pursuant to this prospectus.

Description of purchase contracts and purchase units

We may issue purchase contracts for the purchase or sale of common stock, preferred stock or debt securities issued by us or by third parties as specified in the applicable prospectus supplement. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. The purchase contracts may, however, permit us to satisfy our obligations, if any, with respect to such purchase contracts by delivering the cash value of such purchase contracts or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The price per security and the number of securities may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula set forth in the applicable purchase contracts.

The purchase contracts may be issued separately or as part of units consisting of a purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, or any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the purchase contracts, which we refer to herein as “purchase units.” The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner. The purchase contracts also may require us to make periodic payments to the holders of the purchase contracts or the purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The prospectus supplement relating to any purchase contracts or purchase units we may offer will contain the specific terms of the purchase contracts or purchase units. These terms may include the following:

•

whether the purchase contracts obligate the holder to purchase or sell, or both, our common stock, preferred stock or debt securities, and the nature and amount of each of those securities, or method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered global form.

The description in the applicable prospectus supplement of any purchase contract or purchase unit we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable purchase contract or purchase unit, which will be filed with the SEC if we offer purchase contracts or purchase units. For more information on how you can obtain copies of any purchase contract or purchase unit we may offer, see “Where You Can Find More Information.” We urge you to read the applicable purchase contract or applicable purchase unit and any applicable prospectus supplement in their entirety.

Selling securityholders

Information about selling security holders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

Plan of distribution

We may offer and sell these securities to or through one or more underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. These securities may also be resold by selling security holders. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Validity of securities

The validity of the securities offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

The consolidated financial statements of Frontier Communications Corporation as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the AT&T Connecticut Wireline Operations (A Business Unit of AT&T Inc.) as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. Our SEC filings can also be found on our website at http://www.frontier.com. However, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of The Nasdaq Stock Market, One Liberty Plaza, 165 Broadway, New York, NY 10006.

Incorporation by reference

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the SEC may update and supersede the information we incorporate by reference. We incorporate by reference the following documents listed below and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2014;

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our Current Reports on Form 8-K filed on September 3, 2014 (excluding Exhibits 99.2 and 99.3 thereto), January 7, 2015, February 5, 2015, February 19, 2015, February 26, 2015, March 3, 2015, March 5, 2015, March 10, 2015 and March 31, 2015; and

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the description of our common stock as contained in our Registration Statement on Form 8-A, dated December 14, 2011, under the caption “Description of Registrant’s Securities to be Registered,” including any further amendment or report filed for the purpose of updating such description.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Frontier Communications Corporation, 3 High Ridge Park, Stamford, Connecticut 06905, Telephone No. (203) 614-5600.

$750,000,000

Frontier Communications Corporation

Shares of Common Stock

Prospectus supplement

Joint book-running managers

J.P. Morgan	BofA Merrill Lynch	Citigroup

Co-managers

Barclays	Credit Suisse	Morgan Stanley

Mizuho Securities	Deutsche Bank Securities	Goldman, Sachs & Co.	UBS Investment Bank

June 4, 2015